Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Transcript of	Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

CORPORATE PARTICIPANTS

Janice V. Kapner

Executive Vice President of Communications & Community

Engagement, T-Mobile US, Inc.

John J. Legere

President, Chief Executive Officer & Director, T-Mobile US, Inc.

Raul Marcelo Claure

Chief Executive Officer & Director, Sprint Corp.

J. Braxton Carter

Chief Financial Officer & Executive Vice President, T-Mobile US, Inc.

G. Michael Sievert

Chief Operating Officer, T-Mobile US, Inc.

Neville R. Ray

Executive Vice President & Chief Technology Officer, T-Mobile US, Inc.

John C. B. Saw

Chief Technology Officer, Sprint Corp.

Michel Combes

President, Chief Financial Officer & Director, Sprint Corp.

Ric H. Prentiss

Analyst, Raymond James & Associates, Inc.

OTHER PARTICIPANTS

Philip A. Cusick

Analyst, JPMorgan Securities LLC

Simon Flannery

Analyst, Morgan Stanley & Co. LLC

Brett Feldman

Analyst, Goldman Sachs & Co. LLC

Scott Moritz

New York Reporter-Bloomberg News, Bloomberg LP

Jennifer M. Fritzsche

Analyst, Wells Fargo Securities LLC

John C. Hodulik

Analyst, UBS Securities LLC

Walter Piecyk

Analyst, BTIG LLC

Michael I. Rollins

Analyst, Citigroup Global Markets, Inc.

Amir Rozwadowski

Analyst, Barclays Capital, Inc.

Jonathan Chaplin

Analyst, New Street Research LLP (US)

Matthew Niknam

Analyst, Deutsche Bank Securities, Inc.

Mike McCormack

Analyst, Guggenheim Securities LLC

2
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, and welcome to the T-Mobile-Sprint Merger Announcement Conference Call. Following opening remarks, the call will be open for questions via the conference line or Twitter. [Operator Instructions]

I would now like to turn the conference over to Janice Kapner, Executive Vice President, Communications and Community Engagement. Please go ahead.

Janice V. Kapner

Executive Vice President of Communications & Community Engagement, T-Mobile US, Inc.

Good afternoon. During this call, the company’s forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction [audio gap] (00:00:47) combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of the companies and are subject to significant risks and uncertainties outside of our control.

In addition, in connection with the proposed transaction, T-Mobile will file with the SEC a joint consent solicitation statement and a prospectus that will contain important information about the companies, the transaction and related matters.

Joining me today on the call are a number of folks you all know very well. From Sprint, we have Marcelo Claure, Michel Combes and John Saw, and from T-Mobile, we have John Legere, Mike Sievert, Braxton Carter and Neville Ray.

Let me now turn it over to John Legere and Marcelo Claure. Go ahead, gentlemen.

John J. Legere

President, Chief Executive Officer & Director, T-Mobile US, Inc.

Okay. Hello, everyone. Thank you, all, for joining on such short notice and on a weekend. Today’s call is about what has become the worst-kept secret out there. Over the past couple of days, the rumor mill has been on overdrive. Well, a few minutes ago, we announced some very big news. As you’ve heard, T-Mobile and Sprint have reached a definitive agreement to come together and form a larger, stronger competitor that will deliver for consumers.

Raul Marcelo Claure

Chief Executive Officer & Director, Sprint Corp.

Thanks, John. I’m glad to be here today. We have come to know each other well over the past few months, and I have to say that the sheer enthusiasm of our teams has only reaffirmed my belief that this combination will create a truly, unique, consumer-focused company at such an important time.

As you all know, Sprint and T-Mobile have done an amazing job acquiring a strong portfolio of assets and both combined – both companies have led a remarkable turnaround by disrupting the wireless industry. But with a convergent industry and the promise of 5G on the horizon, now is the time to come together to turbocharge the Un-carrier strategy creating increased competition in the new era and lead the way to sparking the 5G economy.

3
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

John J. Legere

President, Chief Executive Officer & Director, T-Mobile US, Inc.

Okay. So, let’s start with the basics. These companies just make sense together. Convergence between mobile, broadband and cable isn’t just hypothetical; it’s a reality of our business on a day-to-day basis. All you have to do is pick up the newspaper or watch the news to see it happening right in front of your eyes every day.

This convergence is happening, and it’s happening for one reason. Consumers expect now even demand innovation. [ph] They aren’t (00:03:11) concerned about maintaining traditional industry boundaries. Consumers want their content when they want it, and they want it delivered where they are. As the 5G era takes hold, we’re about to undergo a massive change. It will completely change how consumers interact with video, broadband and wireless.

Capturing U.S. leadership in 5G and protecting the economic leadership we gained with 4G is critical for the American economy. This transaction creates robust competition in the 5G era, significant value for our stakeholders, and most of all, we will deliver outstanding benefits to U.S. wireless customers: faster speeds, better value and, most importantly, lower prices.

Through the Un-carrier strategy, we have created an incredible disruptive force for good in our industry. Along with Sprint, we created a new paradigm on how a wireless company should operate: impeccable customer service, wireless quality and speed, adding more value and lower prices put at the heart of everything we do.

It is now time that we push that pro-consumer disruptive model into even more areas. We will do all of this while creating thousands of American jobs. We feel confident that this administration and our political leaders across the country understand the potential and the imperative to protect the global leadership established with 4G. It is in this world we fit perfectly, a pro-consumer, strongly disruptive, revved-up competitor.

Put simply, the time is perfect to create a new competitor that has the tenacity and customer focus to unleash real change. We’re confident that once regulators see the compelling benefits, they’ll agree this is the right move at the right time for consumers and for the country.

All right. Let me cover a few details of the transaction, then I’ll get right into why this is absolute right moment in time to complete this transaction. You’ll find all the details on the slides and in the supporting material at our website. Let me highlight a few.

This is an all-stock transaction with an exchange ratio of 0.10256 of a T-Mobile share for each Sprint share, or the equivalent of 9.75 Sprint shares for each T-Mobile share. This represents a total implied enterprise value of Sprint for $59 billion and a $146 billion for the combined company.

Deutsche Telekom and SoftBank will be rolling over their entire economic stakes into the new company. This deal will unlock meaningful synergies with an expected run rate of more than $6 billion that have a net present value net of cost to achieve of more than $43 billion. These synergies, which mostly come from network, will only help fuel our strategy to invest aggressively for growth, as well as help fuel robust organic deleveraging over time.

Upon completion, T-Mobile’s shareholders will own 67% of the combined company, while Sprint shareholders will own 33%. About 41.7% of the equity will be owned by Deutsche Telekom and 27.4% by SoftBank, with the

4
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

remaining 30.9% by the public. I’m excited to be leading the new T-Mobile as CEO and even more excited to announce Mike Sievert will be President and COO of the combined company. The remaining members of the new management team will be selected from both companies during the closing period.

DT will designate nine seats on the board and SoftBank will designate four. I will also sit on the board, bringing the total number of directors to 14. This will include independent directors. Tim Höttges, CEO of Deutsche Telekom, will be Chairman of the Board; and Marcelo and SoftBank’s Chairman and CEO, Masayoshi Son will also be members of the board. DT will have a voting proxy over SoftBank shares in the new company, and both DT and SoftBank will be subject to a four-year lockup.

This deal is expected to close no later than the first half of 2019, subject to regulatory approvals and other customary closing conditions.

Raul Marcelo Claure

Chief Executive Officer & Director, Sprint Corp.

Let’s get into the benefits this combination creates in more detail. This transaction and the unique combination of resources it brings will allow us to do things that neither T-Mobile or Sprint could do on its own, all for the benefit of the American consumer. The combined network will have an unprecedented capacity speed and response time across our network that will benefit consumers. It will also allow the new company to rapidly build the first and best nationwide 5G network with unprecedented capacity and skill to truly accelerate innovation and increase competition.

Our 5G leadership will drive the United States to reclaim the lead in the 5G digital economy and spur a massive wave of innovation and disruption, benefiting consumers and businesses across the country. The combination will also supercharge the pro-consumer strategy with innovative service offering, lower prices, and increased competition in wireless, broadband, entertainment and beyond. As we said before, this is all happening at a pivotal time of industry convergence.

John J. Legere

President, Chief Executive Officer & Director, T-Mobile US, Inc.

Now, let’s talk about job growth. Let me start by calling out all the skeptics first. We’re not a typical company, and this is not a typical transaction. We are truly excited about this point, and I will explain exactly how, but I’ll start by saying we are very proud to say that this transaction is a major job creator.

As you can tell, we’re ready to get going. We’re ready to invest billions of dollars that will create new U.S. jobs on day one, especially in rural America, and we’ll never look back from there. As we lead the race for 5G, we will directly spur real competition as a range of new and old competitors race to keep pace, thereby, unlocking tremendous economic value and broad job creation.

Raul Marcelo Claure

Chief Executive Officer & Director, Sprint Corp.

Disruption is embedded in the DNA of both companies, and the combination of T-Mobile and Sprint will give us the ability to put the Un-carrier strategy into overdrive. Both T-Mobile and Sprint have forced the wireless industry to change by listening to consumers and solving their pain points. We changed their communication landscape forever by eliminating confusing rate plans and converging into one rate plan unlimited. Our combined business plan is built on an assumption that we continue to grow and we see lots of opportunity to continue our history of disruption, especially by amping up our abilities to drive competition into rural and underserved areas and deliver products and services for businesses of all sizes. Our massive growth in capacity will allow customers to do more for less.

5
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

John J. Legere

President, Chief Executive Officer & Director, T-Mobile US, Inc.

I’ve been saying for years that all content is going to the Internet and the Internet is going mobile. Wireless, broadband and video have converged across traditional lines and the combined company will actively compete and disrupt traditional thinking in each part of the new world. Did anyone think five years ago that AT&T would be the nation’s leading TV provider or that Comcast would have more postpaid phone net additions last year than AT&T and Verizon combined? That’s nearly 10% of the total for all of 2017. Or that YouTube would offer live TV.

We thrive on competition. So we are happy to take on these lumbering giants with our consumer first mentality. In fact, we will be able to bring meaningful competition right to their doorstep with innovative new products that deliver mobile services across a variety of platforms and at dramatically faster speeds. Our enhanced network will be a meaningful competitor of fixed broadband especially in underserved rural markets. Then there is pay-TV, as you know T-Mobile recently acquired Layer3 TV to enter the pay-TV market.

With the combined company, we will have new scale and a network with unprecedented capacity and speed to accelerate our aspirations in this space. That should worry all the companies converging into this space. We’re a consumer-obsessed team and think about it simply one way: customers don’t care about industry lines. They care about innovation, ease-of-use and quality service. That’s what we deliver.

Now, as the industry is changing there is a technology boom in 5G on the horizon that the new company will be uniquely able to bring about. We all talk at length about 5G, but let’s first take a step back and put that in perspective.

Why do we get so excited on this point? The U.S. was the unquestioned leader in 4G and now 99.7% of the country is covered by 4G LTE. That seems like a dull statistic now, but think back before 4G and how revolutionary it was for our economy. As an industry, we anticipated 4G would bring about music streaming, web browsing and even video streaming. But who saw companies like Snapchat and Uber company? Or how companies like Amazon and Apple and Facebook would adapt their business models and go into overdrive? Not only that, as a result, it was U.S. companies that exported innovation and lead in markets around the world. That is why the U.S. has to the lead again.

The early innovation cycle is critical to capturing the long-term economic benefits of 5G. Think about it, 4G gave us the modern mobile technology economy and that accounts for $3.3 trillion of global economic value. I’m proud to say that the new T-Mobile will be positioned to lead the way and help the United States capture this early lead in the innovation cycle. As you know, Marcelo has spent a great deal of time studying the potential of 5G both in his role at Sprint but also as Chairman of CTIA.

Raul Marcelo Claure

Chief Executive Officer & Director, Sprint Corp.

Thanks John. You’re very right. I’m very passionate about the 5G opportunity for our industry. That is why I’m so excited that the combined company will be the only player able to quickly bring a broad and deep nationwide 5G network to market. And yes, we will bring all the latest technologies to the often forgotten of our rural communities in America, ensuring everyone has access to the amazing benefit of 5G and freeing the consumers from the grip of the traditional uncompetitive in-home broadband providers.

6
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

But what does the future of 5G really mean? This shift from 4G to 5G will be truly revolutionary. Imagine what people felt when TVs went from black and white to color. The shift from 4G to 5G will feel even more transformational. For starters, the speed, capacity, and response time of 5G are game changers. CTIA estimates that 5G will ultimately deliver 100 times more capacity and 100 times faster speed with 10 times projected reduction, response time over the long term. That’s what 5G can do over the long term.

In the first few years [ph] of (00:14:35) delivery of 5G nationwide, we think the new company can create the highest capacity mobile network in U.S. history with 30 times more capacity and 15 times faster speed with 10 times the response time. Think about what that means for all the technology already being worked right now and the applications we can’t even imagine. 5G will unleash new ideas and uses in areas like the Internet of Things, smart cities, smart agriculture, mobile VR and AR, mobile AI, consumer wearables, and things, and we can’t even imagine yet. This is why it’s even more important the United States leads in 5G.

The projected economic impact, according to CTIA is tremendous, up to 3 million new jobs and $500 billion in economic growth. Unfortunately, other countries see this opportunity as well and have taken bold steps that have given them a head start. CTIA ranks the U.S. behind both China, South Korea in 5G preparedness. And I’m sure you will all agree that is unacceptable.

Fortunately, we’re in a position to change this. We think we’re the only company that [ph] can (00:15:41) quickly deployed a nationwide 5G network with the breadth and depth to position the United States as the global leader in 5G.

John J. Legere

President, Chief Executive Officer & Director, T-Mobile US, Inc.

You are 100% right. Together, we will have the right mix of available spectrum. But more importantly, we will have the enhanced financial position, backed by a team of rock stars that knows how to roll out an advancement of this scale quickly. We’ll see an immediate benefit with LTE and completely change the game with the first and best nationwide 5G network.

The lifeblood of the wireless industry is spectrum and to build a kick-ass network you need the right mix of low band, mid band and high band. With Sprint’s expansive 2.5 gigahertz spectrum, T-Mobile’s nationwide 600 megahertz spectrum and other combined assets, the combined company plans to create the highest capacity network in U.S. history and that’s before we even consider 5G.

You will all remember that we deployed nationwide LTE twice as fast as Verizon and three times as fast as AT&T. And while those players are yammering about 5G, our competitors will have two options in the near term to truly build a nationwide 5G network. First, they can kick their consumers off their current spectrum assets which, frankly is not an option and we know that. Second, they can build it on millimeter wave. Well, what would that cost? To be nationwide, you would need around 6 million sites to cover the United States based on the typical reach of millimeter wave. If you do the math at a cost of about $250,000 to build a site, you’re looking at $1.5 trillion to build out. Never going to happen, even the giants of our space don’t have that kind of cash.

With the talent of both Sprint and T-Mobile and the power of this network, think of what we can do here. All of this will be powered by an unprecedented network. Period. We talked about our converged world and an ever growing array of competitors. When it comes to 5G and competition, this is really about zero to one. No one is doing nationwide 5G anytime soon. Okay. Well, I said this before, but I’m really excited to keep hammering this point, this is a job-creating transaction. Put more directly, together, we expect the combined company to have more U.S. employees on the payroll than the sum of each of the standalone companies together.

7
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

How on earth is that possible? Well when you’re obsessed with the customer experience, you invest in people and you do so quickly. To start, we plan to invest about $40 billion over three years to integrate these companies, expand, and capture the 5G opportunity. A huge portion of that investment is jobs. We are going to be investing in jobs to build the new cell towers to build out 5Gs; jobs to expand our U.S. call centers to implement T-Mobile’s proven customer-centric, problem-solving approach across Sprint’s customer base; and jobs for the hundreds of new stores we intend to open across the country. In fact, nowhere will that growth be more prevalent than in rural America, which is dramatically underserved today.

In addition to the hundreds of stores in rural areas, we will be hiring local communities as we build out 5G. Let’s think about this more simply. All told, at close, we will start with more than 200,000 employees coming to work on behalf of the new company every day in the U.S. and nearly 240,000 when you count overseas. When I think about it, there is no reason this company can’t be on the same type of growth rates that we’ve had over the past few years. Think about it. Just last year, T-Mobile alone added 27,000 jobs associated [ph] with our (00:19:35) growth. As we accelerate our pro-consumer strategy, deliver on the promise of 5G and bring disruption to new industries, I see lots of potential for growth. We will be adding thousands of new jobs early on, and I can easily envision this leading to tens of thousands over time.

Okay. Let’s hand it over to Braxton, to talk about the financials.

J. Braxton Carter

Chief Financial Officer & Executive Vice President, T-Mobile US, Inc.

Thanks, John. I am so excited about the financial highlights here. As John said earlier, this deal will create tremendous value, with expected run rate synergies of more than $6 billion over time. And that has a net present value net of cost to achieve of more than $43 billion, and drives rapid free cash flow generation. These synergies are hard cost synergies, driven primarily from the benefit of having to operate only one combined network.

This does not include any revenue synergies from new adjacent businesses that we believe will be significant such as fixed broadband wireless, IoT and new businesses leveraging 5G. We have an extremely detailed business plan that outlines approximately $15 billion in costs to achieve these significant benefits.

I know you have all been looking at this potential for some time, and this synergy number maybe somewhat higher than some expected. And I have to say this uplift is due, in particular, to the recently passed Trump administration tax reform in the U.S. The tax reform is particularly helpful, because these additional post-tax synergies will help position the company to compete very aggressively, resulting in lower prices for consumers.

The combined company will have a compelling financial profile that is well-positioned for a significant margin expansion. We expect to grow wireless service revenues and pro forma reported adjusted EBITDA, which will continue to track from approximately $22 billion to $23 billion pro forma in 2018. We’re expecting to hit 40% to 42% margin of reported adjusted EBITDA in 2018 and we’re projecting in 54% to 57% range longer term, as we begin to see the payoff from the realization of the more than $43 billion in synergies in the combined scale of the New T-Mobile, and we’ll do this even while offering prices well below the competition.

We will be consistent with our financial discipline as a combined company. We are committed, over the long term, to achieving an investment-grade rating and we expect a maximum net leverage of approximately 2.9x. We are not planning dividends or share repurchases at this time. This discipline will give us the flexible capital structure to seize growth opportunities and support the substantial investments we will be making in building out our nationwide 5G.

8
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

Anticipated corporate rating of mid-to-high BB, unsecured notes rating of low-to-high BB, and secured debt rating of low BBB; this will allow us approximately $43 billion of investment-grade secured debt excluding our tower obligations. We’re planning on rapidly deleveraging with pro forma net leverage being less than 2 times in three to four years. Now, this next slide is one of my favorites. It really brings in all together on how our synergies will drive incredible free cash flow generation, enabling rapid organic deleveraging.

Now, let me turn it over to Mike, for some thoughts on how we’re going to make this amazing opportunity a reality.

G. Michael Sievert

Chief Operating Officer, T-Mobile US, Inc.

Thanks, Braxton. We’re confident in our targets and in our ability to deliver, because we’ve done this before. We have a proven track record and operational plan. We use the same playbook that we did with MetroPCS to deliver on that synergy target.

With MetroPCS, remember, we blew away our original plan, beating synergies by more than 40% and realizing $9 billion to $10 billion in synergies. The joint network teams have a detailed network integration plan that anchors on the T-Mobile network. And the combined company’s integrated network plan will have 85,000 macro sites and 50,000 additional small cells, and we’ll work to rapidly migrate all Sprint customers to this network within three years.

It’s important to note that on day one, 20 million Sprint customers have handsets that are already compatible with T-Mobile’s network. We didn’t have this with MetroPCS. We’ll aggressively migrate CDMA voice to VoLTE via handset upgrades and maintain the 800 megahertz spectrum on CDMA until customers are migrated, to minimize disruptions. We’ll then follow by integrating billing systems to minimize disruption to distribution, customer care and operations; and we’ll do all this while investing in areas like customer care centers here in the United States, as we mentioned earlier on the call.

We completely rewrote the playbook on telecom mergers with MetroPCS by delivering more synergies than expected, delivering them faster than expected and all with a seamless network integration. When we announced the merger with Metro, the big question back then was, how many customers can you hold on to? Well, we migrated a base of 8.9 million customers to T-Mobile’s network. And today, the MetroPCS customer base has doubled from the time of the transaction.

And let me just note that the network migrations are done city-by-city. And the New York and LA migrations, for example, for MetroPCS, had comparable subscriber sizes to key Sprint markets. So we’re confident that our experience will guide us to success. And as you know, the Sprint team successfully integrated Clearwire to create a dynamic spectrum portfolio that will be critical for our 5G plans. Our leadership teams have both delivered over and over, and we’re set to do it again.

Raul Marcelo Claure

Chief Executive Officer & Director, Sprint Corp.

Thanks, Mike. In closing, let us just address the gigantic elephant in the room which is, why do we think this deal, when look around the facts, merits approval? The answer is obvious. This is good for consumers, is good for the economy, and is good for our country. Anyone paying attention to our industry can plainly see this.

9
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

In a converged world, we have to build and use supercharged competitor that will bring lower prices and a better network than this world has ever seen before. This customer-obsessed company will be the leader in delivering a nationwide 5G network in the pivotal early years that will unleash a wave of new innovation for American businesses, catapulting us back into a leadership position and ensuring we will be a global economic and innovation leader in the 5G era.

Together, we will build a network with historic capabilities that will have the breadth and depth to reach every person across the country, ushering a new competition for the underserved rural American markets.

Unverified Participant

That’s right, Marcelo. There’s [audio gap] (00:27:07-00:28:07)

John J. Legere

President, Chief Executive Officer & Director, T-Mobile US, Inc.

Operator, can we take the first question?

QUESTION AND ANSWER SECTION

Operator: We sure can. [Operator Instructions] And we’ll go first to Phil Cusick of JPMorgan.

Philip A. Cusick	Q
Analyst, JPMorgan Securities LLC

Hey, guys. Hey, guys. Hey guys, congratulations. It’s been a long time coming. First, I wonder if you can help us quantify the employee situation in the U.S. How many employees does both companies have and how many – both international and in the U.S.?

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Yeah. And Phil, I’m not sure what you mean it’s been a long time coming. We just came up with this idea in the last month or two. Kidding. Your question on jobs is a good one, and let me try to break some of those numbers down and I’ll ask Mike or Marcelo to add in.

I believe currently, right now, if you take all forms of people that go to work in the morning and do something, T-Mobile or Sprint, worldwide we have 240,000. We have 200,000 in the U.S. and we have 80,000 full-time employees between the two companies, of course, anchored in the two headquarters locations that we will keep.

The job story for the company, I think you break it down into several components, to get very specific when the world does detailed econometric modeling over the next several years based upon where we see this company going. We can point specifically to more jobs than the two companies will have on a standalone basis. Think something in the range of 5,000 to 7,000 jobs; 9,000 in rural America in and of itself. And that’s a conservative modeling, so we can put forth the clarity that we know there will be more jobs in the future than in the past.

10
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

Now, that’s before we look at some of the exciting trends of possible things that we can do and that’s why we talk about seeing that expand to tens of thousands of jobs. But I can point with specificity to the fact that the jobs’ number is positive immediately.

Raul Marcelo Claure	A
Chief Executive Officer & Director, Sprint Corp.

So, I would [indiscernible] (00:30:12)

Philip A. Cusick	Q
Analyst, JPMorgan Securities LLC

And if I can ask

Raul Marcelo Claure	A
Chief Executive Officer & Director, Sprint Corp.

...any time that you plan to invest close to $40 billion over the course over the next three years in building a network, there’s going to be a tremendous amount of new jobs in all areas, ranging from engineering to deployment. So, we look forward. This is one of those few mergers that are actually going to be net job positive from a get-go and this is a growth story; one that we plan to attract many new employees to a new company in the next few years.

Philip A. Cusick	Q
Analyst, JPMorgan Securities LLC

Marcelo, if I can ask you one more. Yeah. If I can follow-up. How do you sort of protect Sprint from a regulatory rejection here in the next year, given how much network work has to be done without wasting extra capital? Thank you.

Raul Marcelo Claure	A
Chief Executive Officer & Director, Sprint Corp.

So, as you know, in the time of regulatory approvals, both companies continue to operate independently and Sprint will continue to deploy its network plan. We’ll plan to spend in approved CapEx. We’ll continue to do business as usual in the coming time. Obviously, we’re looking forward to an expedited approval. We believe that this is one of those few mergers that makes all the merits for approval.

And to recap on that, it’s one of those few situations where we’re going to go, build an amazing network that is going to be good for the economy, good for consumers. We made a commitment we’re going to do it at lower prices and we’re going to create jobs. So we feel quite certain that we want to go at it quite fast, but in the meantime it’s business as usual, build the network; and our employees are very excited to continue to run this business.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

And Marcelo, if I may add, as we’re talking about the company that we’re going to create going forward, the companies will operate independently until approved. But it’s very important that we both see the significant value of the existing companies of the employees, of the assets and capabilities. I mean, that is a critical part of what we’re trying to create. So hopefully, the message to both companies and both organizations is one of a future that they will be part of, that’s urgent and critical that they continue to focus on the future as a positive environment as well.

11
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

Raul Marcelo Claure	A
Chief Executive Officer & Director, Sprint Corp.

And so, I want to say that all this is fully embedded in the cost to achieve, in the synergies, in the full business plan, and we have a fully-funded business plan going into this very exciting combination.

Philip A. Cusick	Q
Analyst, JPMorgan Securities LLC

Thanks, guys.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Okay. Operator, unless Phil has five more questions, can we take the next one?

Operator: You bet, sir. We’ll go next to Simon Flannery of Morgan Stanley.

Simon Flannery	Q
Analyst, Morgan Stanley & Co. LLC

Thanks a lot. Good afternoon, everybody. Congrats on the deal. I think those are reference to a roaming arrangement. Could you just go into some more detail around that? Does that roaming still kick-in immediately? And maybe you can just summarize some of the financial impacts from that.

And then, on the tower count, the 85,000 towers, maybe if you could just update us on where we stand with both companies today and how you see that rationalizing. I know you’ve looked at the synergies over a three-year period, but a lot of those tower leases go out five, six years and more. So any color around that would be great. Thanks.

Raul Marcelo Claure	A
Chief Executive Officer & Director, Sprint Corp.

I’ll start with the roaming, and obviously we’re excited that if Sprint and T-Mobile have signed this roaming agreement that starts right away and that’s going to continue after this deal. And that obviously gives Sprint customers access to a T-Mobile network; and therefore, this is going to be extremely positive for Sprint customers. As it relates to towers and all of that, I’ll let John or Neville answer the question.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

[ph] Neville? (00:33:49)

Neville R. Ray	A
Executive Vice President & Chief Technology Officer, T-Mobile US, Inc.

I’ll take it, John. Yeah. I don’t think we’re at a point yet, Simon, where we want to go through specifics on tower counts and what’s going to happen and what’s not. I mean, the bottom line is there are massive synergies, as both John and Marcelo outlined, in this transaction. The ending site counts are enormous too. I mean, there’s going to be 85,000-odd cell sites here.

12
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

But in the process, as we build this network and prepare it for 5G, there’s about 35,000 sites that will be decommissioned and that’s the major driver of the synergies that you’ve seen outlined in the financial plan. Obviously, there’s an intent there to rationalize our tower portfolios as well as all of the other sites we have through the network. But those details will come through in time.

[indiscernible] (00:34:33)

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Simon, can I just poke on those, because I think it’s important. As the teams have been talking, network is a significant component of what we’re talking about. So, I would say that [ph] Dr. Sar (00:34:49) and Neville and teams have spent tremendous amounts of time looking at the network possibility, which is important because about $26 billion of NPV of the synergies out of the $43 billion is from network. By the way, 93% of the synergies are OpEx and 7% CapEx. So you see with very little, if any, revenue synergies, very hard numbers.

So if you double poke on what Neville said, there will be at the start about 110,000 macro sites; of which 35,000 will not make it to the final network [indiscernible] (00:35:24) a lot of work to do and 10,000 new would be created, and then you ultimately have about 85,000 macro sites and 50,000 small cells. So it’s a massive network with a tremendous amount of planning that’s gone into it already. And Neville’s just so excited to have this amount of toys to think about, he’s speechless.

Simon Flannery	Q
Analyst, Morgan Stanley & Co. LLC

And John, have you had any chance to run this by Chairman, Pai, yet?

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Marcelo and I did call the Chairman right as we pushed the button on the release. We also spoke with all the FCC commissioners briefly.

Simon Flannery	Q
Analyst, Morgan Stanley & Co. LLC

Okay. And any feedback initially?

Raul Marcelo Claure	A
Chief Executive Officer & Director, Sprint Corp.

We commend Chairman, Pai, because he’s been – from day one, he’s been very public in saying that he would look at any transaction with an open set of eyes which is definitely a refreshing view from the government.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

And I think, as Marcelo said, all of the commissioners have expressed a desire to learn more and to judge what we’re bringing forth on the merits. I’m sure they were – they clearly saw our enthusiasm. [indiscernible] (00:36:31) suffice it to say, after announcing the deal and getting it to our employees and to the media tomorrow, Marcelo and I will be on our way to Washington to talk to everybody who would love to hear the details. It’s got a lot to do, but every question that we think is in the best interest of policy in America, is the root of what we plan on doing with this transaction. So we’re very excited about it.

13
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

Simon Flannery	Q
Analyst, Morgan Stanley & Co. LLC

Right. Thanks a lot.

Operator: And we’ll take our next question from Brett Feldman of Goldman Sachs.

Brett Feldman	Q
Analyst, Goldman Sachs & Co. LLC

Thanks for taking the question.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Brett, please go ahead.

Brett Feldman	Q
Analyst, Goldman Sachs & Co. LLC

Thanks for the color in terms of – can you guys hear me?

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

We sure can.

Brett Feldman	Q
Analyst, Goldman Sachs & Co. LLC

Oh, great. So, thanks for the color on some of the changes [ph] you’re planning on making (00:37:21) to the network. I was hoping you can spend a little bit more in terms of what you’re going to add. You talked about getting the 50,000 small cells. I don’t know if we know how many the two companies have today, any investment you’re looking to make in fiber.

And then, you didn’t talk about concessions in the press release. I’m curious whether you expect that you’ll be required to make meaningful concessions, particularly regarding asset divestitures in order to win regulatory approval. Thank you.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Well, I’ll toss the ball to Neville to – we dare him to go into the details of the network thesis. If he goes too long, we’ll hook him, but he certainly knows the details. I’ll just say a point upfront. Obviously, we’re just starting a process and we’ve got an awful lot to do. We believe that the merits of this transaction, when judged, will be judged in an entirely different way. This is about taking America’s rightful spot in the 5G evolution cycle. It’s about supercharging the work that T-Mobile and Sprint have done. It’s about job creation.

And I would say going in, it is our expectation to suggest why this transaction should not be thought about on traditional lines and that the spectrum that we have is an important part of what we need to build the highest

14
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

capacity network that the country has ever seen and desperately needs. So, the combination of the 600 megahertz and other assets that we have, along with the 2.5 gigahertz, are critical building blocks of what America needs to deploy to take its rightful place; and that’s what we are thinking about, that’s what we’ll be proposing.

And Neville, did you want to talk?

Neville R. Ray	A
Executive Vice President & Chief Technology Officer, T-Mobile US, Inc.

Yeah, let me just pick it up. I mean, if I can just underline a couple of points that, well, both John and Marcelo made. I mean, the intent here is to create the mother of all networks. This thing is going to be something unlike anybody’s seen. And so, we need every ounce of spectrum that the combined assets of the company bring to the table here. That’s mid-band assets in LTE today, low-band assets, the millimeter wave assets and, of course, the incredible 2.5 gigahertz asset that Sprint has.

Well, when you put all that together, you get to this vision and picture that Marcelo walked through of massive incredible increases in capacity, capability and performance. And we’ve spent an incredible amount of time looking at the model, John Saw, myself, our teams, making sure that we can back up these statements in terms of performance, capability, and speed on this network. It’s incredibly exciting what we can do.

So the way we get there, we talked about a massive macro network with a ton of density, 85,000 sites. The two companies combining those assets is an incredible formula. You compound the benefits of an incredibly deep spectrum position. On top of that, you spill off a lot of capacity and capability.

Brett, you asked about small cells. I think it’s safe to say, if you exclude DAS today, the small cell count between the two companies is less than 10,000. We would reference or look to that going to about 50,000. But that’s materially less than the two standalone companies would have had on small cells, probably half of what the two companies would have looked to to build over a rational timeframe. And why, because we have an incredibly dense and strong and powerful macro network that will avoid the build.

You also asked about fiber. We’re already building fiber into the network on both sides that supports a 5G vision. We’re very comfortable with that path forward. And so, we can assemble all of the assets we need; the sites, the backhaul, the spectrum, and deliver a truly incredible 5G experience for the U.S.

Brett Feldman	Q
Analyst, Goldman Sachs & Co. LLC

Thanks for that color. I appreciate it.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

[ph] Hey operator, if we go (00:41:18) to the next question. I want to make sure people know, we’ve got live feeds to both the Sprint and the T-Mobile [indiscernible] (00:41:28) Marcelo. So we are seeing all your questions, we will take some back and forth as we take the messages on the phone as well.

I just want to point out to you that, the benefit of having this reach out to mass audiences is – that the benefit of having this reach to large audiences is you see questions of all types. And as we are now announcing the most historic transaction, I believe, in wireless in the world, one of the questions that came in that shows you the nature of what people are concerned about is, [ph] Nick (00:42:03) wrote in a question that said, can you comment on what implications this merger will have on Slow Cooker Sunday?

15
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

And I want to get to that because it is important. I would like to point out that we’ll have zero impact as shown by 10 o’clock this morning; I made Slow Cooker, Kansas City barbecue ribs. So I know you’re concerned about that, it will go forward as usual. Hopefully, Marcelo will be a guest and we’ll make something wonderful.

Okay. Operator, with that [ph] urgent (00:42:29), we’ll go to the next question on the phone.

Operator: Yes, sir. We’ll go next to Scott Moritz of Bloomberg.

Scott Moritz	Q
New York Reporter-Bloomberg News, Bloomberg LP

Yeah. Hi. This is Scott Moritz. Question for the team there. Maybe you can help – it seems people need some convincing on the jobs front. The large synergy number seems to require some removal of redundant positions as mergers usually do and also redundant network equipment. Yet you say your employee totals are going to go up in the thousands day one. I just want to get a better sense of how that happens.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Yeah. Let me ask Mike Sievert, to answer that. And Scott, obviously people have a long time to sit on their historically-prejudiced questions about the potential of this transaction. So we know that’s an anticipated set of questions along with the others. But let me ask Mike go through that. In fact, if you’d like him to, he can name the individuals by…

G. Michael Sievert	A
Chief Operating Officer, T-Mobile US, Inc.

Hey, Scott. You’re right. I mean, this is – we’re saying this is going to create jobs, because we have a pretty integrated plan that’s detailed. And right now, as John said earlier, we have about 200,000 people domestically that come to work every day working on Sprint or T-Mobile, both direct employees as well as [indiscernible] (00:43:58) stores and other locations. About 80,000 of those are full-time employees of the two companies themselves. That’s going to grow. Both of those figures will grow every single year right from year one, and there’ll never be a year in our planning period where it goes lower.

And that’s for a few reasons. Number one, we’re going to get right out of the gates with expansions to chase growth. We’re going to be hiring business salespeople. We’re going to be expanding our retail fleet into rural areas. We’re going to be transferring over to the T-Mobile approach to customer care which is much more domestic, and that creates a lot of onshore jobs. We have new businesses that we’re going to be chasing because of 5G. And as Marcelo pointed out a few minutes ago, we’re going to spend $40 billion on this network, which creates engineering and construction jobs nationwide, especially in rural locations. There’s a $15 billion cost to achieve in this.

So, you’re right. Eventually, there are synergies. But what happens is, by that time the companies a lot bigger. And so, a lot of the kinds of jobs that scale with revenues will be kicking in by then. And that’s why we can confidently say, even when those synergies are being realized, the net amount of jobs will be significantly created and greater than the two standalone companies.

16
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

Raul Marcelo Claure	A
Chief Executive Officer & Director, Sprint Corp.

And this is only direct jobs and now I put my hat – my CTIA hat, and then you start looking at jobs that are going to be created because of a 5G network and implications are enormous. I mean, we’re talking that once all U.S. carriers have their 5G networks up and running, you are talking about a total of minimum of 3 million new jobs when new use cases are being created. I don’t see any other industry that has the capability to deploy 3 million new jobs in shorter period of time.

So we have direct jobs that we’re creating, but at the same time you’re talking millions of new jobs that are going to be created because of the deployment of 5G. And one of the things that we feel really good about it is, we plan to invest the $40 billion in the next three years to deploy your 5G networks. And what’s that going to cost is – obviously, our competitors never stand still and that’s also going to accelerate their 5G deployment. And when you do that, more jobs are created, more economic stimulus are created and innovation will remain in the U.S. And I’m sure that with this, we’re going – in the U.S., we’re going to take the lead on 5G again.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

So Scott, I apologize if we’ve seen – schizophrenic on this, because we know that as this deal gets scrutinized and reviewed, there are very specific detailed modeling that will be done to prove what’s going to happen to the consumer, what’s going to happen to jobs. So, we’re airing here on the side of conservatism and pointing out that it’s going to be job created.

When you get into, what we truly believe, we will have the impact on in America which is causing – amongst other things, causing AT&T, causing Verizon, causing Comcast, causing others who are under investing in the future of 5G to respond and invest. That’s going to have an impact immediately that you can see as a result of this transaction. And then also, as Marcelo said, the CTIA has done a good job of defining the size of the price for leadership in 5G and it’s gigantic. And right now, we’re behind.

Right now, China has a lead on the United States in moving towards leadership in 5G. Korea has a lead. That can’t happen, and this transaction is a major way that Sprint and T-Mobile know we need to respond together in order to provide that for this country. And we think we can drag the rest of the players, kicking and screaming to the price which is American leadership in 5G as we had in 4G.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Okay. Operator, I hope you have [audio gap] (00:47:55) my entire screen is full of messages from [indiscernible] (00:47:58) that I’m trying to ignore. So, maybe we have somebody else calling in.

Operator: Yes, sir. We do have other questions in the queue. We have our next one from Jennifer Fritzsche of Wells Fargo.

Jennifer M. Fritzsche	Q
Analyst, Wells Fargo Securities LLC

Great. Thank you. Great. Thank you for taking the question. Two, if I may. Can you talk about what happens with the networks in the next 12 months? Do the plans stay the same that you both individually announced?

17
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

And then secondly, Neville, you mentioned millimeter wave spectrum. Is my math’s correct that between the two companies you really only have spectrum of that bandwidth in Ohio? Now, there is an auction coming up, does today’s news impact either of your participation in that auction? Thanks.

Neville R. Ray	A
Executive Vice President & Chief Technology Officer, T-Mobile US, Inc.

You want me to take the millimeter wave first? Let me do that.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

You take that, and I’ll talk about the auction.

Neville R. Ray	A
Executive Vice President & Chief Technology Officer, T-Mobile US, Inc.

Yeah. So, we can do both. Yeah, Jennifer, thanks for the question. I mean, our millimeter wave holdings today, excluding Ohio, are 200 megahertz across 100 million POPs. So, that spectrum is in 7 of the top 10 markets across the U.S. So we do have millimeter wave assets, both in the company today and, of course, we will leverage those fully in the combined company. So, that piece is strong and solid, and we absolutely believe that millimeter wave deployed in the urban environments is a smart and cool strategy, but, as John outlined earlier on, certainly not one that you would look to leverage across the vast expanse of the U.S. and its 3 million square miles.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

I think either one of us could answer this and it’s a bit of a non-answer, because it’s kind of territory we need to wade into. Obviously, each company will be operating itself independently until the transaction is approved. Each company has its own opinion on whether they will participate in the millimeter wave auctions. And pretty clearly, you would expect that everybody in our industry would be highly interested.

There may be rules associated with how this transaction could impact that. And obviously, if the rules of the auction have an impact on our ability to do it, we would likely be looking for a waiver to allow what the country would want, complete participation if possible as well as our individual abilities to participate as you would expect individual companies waiting for approval would want to do. So, it is an intent, obviously, we won’t be able to share those intents or do it together, but we will be working on the rules of that process to see if we’ll be allowed to do so. I hope that answers the question complete enough but it’s…

Raul Marcelo Claure	A
Chief Executive Officer & Director, Sprint Corp.

Jennifer, from a sprint perspective, I would tell you that our network just got a lot better. The roaming agreement is significantly better, and it’s going to help the Sprint customers. So we love that, or never could be better. While at the same time we’re going to continue spending the same amount of CapEx that we have predicted, and we’re going to continue with the rapid deployment of 5G, and we believe that Sprint will be ready to launch a first mobile 5G network in Q1 2019 like we said in the past.

Jennifer M. Fritzsche	Q
Analyst, Wells Fargo Securities LLC

Great. Thank you.

18
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Okay. As we move to the next dial-in question, I see one here from [ph] Bill Hoe (00:51:27) which I think is a good one, and I think we can talk about and Mike, you can talk about as well. John and Marcelo, you talked heavy on consumer benefits. Is the company going to add competition in the SMB or enterprise market? Now that’s a fantastic question because, obviously, amongst the areas that we think need – potentially are being left behind, rural is a gigantic one.

Rural America just has not had alternatives to the traditional players of AT&T and Verizon. We plan to change that. Broadband, many players, many customers in America have one choice or no competition. And by the way the business market, in the enterprise market, AT&T and Verizon have four times that market, and it’s just something we significantly plan to change as a huge benefit. Mike, do you want to talk about that.

G. Michael Sievert	A
Chief Operating Officer, T-Mobile US, Inc.

Well, the dominance that AT&T and Verizon have in this market is just proof of how many companies and government entities are just paying way too much for wireless. We’re going to change all that. And the capacity of this network is going to make the combined company more competitive than we’ve ever been. And in anticipating that capacity, we’re going to get right out of the gates with a massive hiring spree.

We’re going to be adding 1,000 people to our enterprise group after close in the first 18 months in order to seize the opportunity because we know we will finally have a set of network capabilities that are game changing and really able to bring real competition to AT&T and Verizon for the first time, so this is a big part of the strategy going forward.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

And I would say that Sprint has been a big player in that market. This is a set of capabilities and knowledge that are going to greatly enhance our integrated capabilities here.

Okay. Operator?

Operator: All right. We will go next to John Hodulik of UBS.

John C. Hodulik	Q
Analyst, UBS Securities LLC

[ph] Hey (00:53:24), thanks, guys. I guess first for Marcelo. I guess the narrative coming out of the talks last time was that SoftBank and Masa wanted to maintain control of the Sprint asset. What’s changed over the last six months to the extent that you guys are now comfortable not having control of the asset?

And then, maybe a couple of follow-ups for Neville. How soon since from the date of close can you start taking down the Sprint Network and could you talk about how much capacity you’re going to need to add to start to bring those customers over? I mean will you have to add capacity in every market or is it just the big markets? Some more color on that would be great. Thanks.

19
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

Raul Marcelo Claure	A
Chief Executive Officer & Director, Sprint Corp.

Great. So, it’s fair to say that this is Masa’s vision back to 2012. I mean when Masa bought the Sprint in 2012, and when at that point in time we tried to do a transaction to merge with T-Mobile that has been in the works since 2013, the combination of these two companies. A lot of people talk about what happened last year. Well, the simple answer is last year we never had a deal. We never come to an agreement, and this has changed.

And I think that the big change of why we were able to do this so fast because this happened real fast from the time John and I engaged and started talking about 5G. It’s a very simple rule of business is both companies need each other. The reason why this is going to work is T-Mobile cannot do the 5G strategy without Sprint and the Sprint cannot do it without T-Mobile. And those are the best partnership or best mergers ever made is when two parties need each other, and this is why we’re here together because neither AT&T nor Verizon have the spectrum or the money in order for us to go build the type of 5G network that we’re going to build.

So this was reinitiated by John and myself just having informal discussions and talking about what’s the art of the possible, what could this network be. And in the next question is imagine the products and services that we could bring to our combined customer base and to the new customers that are dying for the type of services we want to bring. And then, creating a merger which is going to be job positive.

And lastly, the desire from the government that you hear it every time that we want to continue to be the leading country in tech .And when we look at the recent publishing from CTIA that says that the U.S. is leading – it’s losing its lead to China and to Korea, we decided it was the right time to do it. This was done in record time, it was done incredibly friendly, and it’s between two management teams that shared a common vision including our owners both SoftBank and DT.

So, we’re very happy. We’re excited of the rationale. But we’re more excited in terms of that I think this is the merger that the regulators are looking for because it meets the criteria of jobs, more competition and a better product for consumers.

Neville R. Ray	A
Executive Vice President & Chief Technology Officer, T-Mobile US, Inc.

Thanks Marcelo. John, let me follow up on your pieces on integration and migration. So, I mean job one on these networks is to make sure that we deliver a flawless customer experience for both the Sprint migrating customers and the T-Mobile base. And so, I’ll answer your two questions in one go here. So the first job is to really build the capacity on the anchor network to support the migration.

So, what does that mean? On many of the T-Mobile sites, we will obviously be building out the 2.5 gigahertz spectrum. On the sites that will be retained from the Sprint network in the combination, we’ll be adding the wealth of mid band in AWS and PCS and so on, and 600 and 700 on to those sites. So, there’s a lot of radio work that needs to happen to support the eventual migration path.

Now, if you think about the capability to migrate, there are a large number of customers already in the Sprint network that have compatible handsets with the T-Mobile network. We broadcast to MNCs off the T-Mobile network. The Sprint customers can move very quickly. Timeframes, it takes two to three years to complete migration and integration.

20
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

But I would point back to Mike’s comments and what happened with MetroPCS, there were markets where we commenced migration within two weeks of the close of the transaction. There were others it took us two years. So, it all depends on the size of the migrating base and the pace at which you can drive the integration CapEx into the network.

We’re very, very confident on our track record, the size and scale of the site decom and so on that’s in play here that we can attack this and break the back of it inside three years if not before. So we’re very confident in the path. In terms of when we would start to decom sites, you start to move into the decommissioning as the final phase, because the last thing that you want to do is obviously drive disruption in the migration customer experience.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

And Neville, I just want to use this opportunity to amplify. Neville clearly has been a very prominent figure in driving our company and part of the definition of where we’re heading in the future. But watching Dr. John Saw and Neville together has been something fantastic. The combined knowledge of these two and the cooperative spirit that is looking ahead, I’ve never seen two such capable people get so excited about the possibilities of what they could do together. And I want to acknowledge John and his leadership and what he’s done with Sprint’s network capability and how important that knowledge is to what we’re going to build together.

Okay. Operator, I fear the next question but go ahead.

Operator: We’ll take our next question from Walter Piecyk of BTIG. Go ahead, sir.

Walter Piecyk	Q
Analyst, BTIG LLC

Good morning or good afternoon, John. How are you doing? And Marcelo. Good to be on a call with Marcelo, finally.

Raul Marcelo Claure	A
Chief Executive Officer & Director, Sprint Corp.

You probably cut in front of the line.

Walter Piecyk	Q
Analyst, BTIG LLC

Yeah. You finally let me on, Marcelo. It takes a merger to make it happen. The expectation for the deal to close in the first half of 2019, does that assume or does that include the risk of a suit from the DOJ or would that obviously push the timeline out further?

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Now I see why you never got to ask questions from Marcelo. No. Obviously – well, I did say you know the process. There’s many groups at Washington, and DOJ, and state PUCs, et cetera, that we can’t prejudge. We certainly have complete sets of [ph] tielines (01:00:16). We could have been optimistic and say from Q1 to Q2 but we have a timeline. But clearly we are not the driver in that. And whatever the process is that’s required, we’re hoping for a rapid approval process.

21
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

We’re extremely confident on every piece of how this is going to be judged and the answers that we have. So we certainly are going to accelerate the use of our time to making sure we work through that process. But we’re not prejudging any individual group who’s going to opine on the deal, what’s important to them, and the amount of time that they’re going to take.

Walter Piecyk	Q
Analyst, BTIG LLC

Okay. So then going back to Jennifer’s question, if this deal does take a year or whatever it is, I think you said you’re going to continue to invest in the network. So if it’s a year, year-and-a-half, we’re not going to hear anything from SBA or Crown saying like, oh no, Sprint pulling back from the MLA they just signed. You’re going to invest full-speed ahead and that’s not going to impact the synergy number that you’ve cited.

J. Braxton Carter	A
Chief Financial Officer & Executive Vice President, T-Mobile US, Inc.

Yeah. We fully taken into account all aspects – yeah, we fully take into account, [ph] Walter (01:01:25), all aspects of the developments in both of our businesses in finalizing the business plan and sizing the synergies, and I think it’s been very clear. It’s business as usual for both companies until close of the transaction.

Walter Piecyk	Q
Analyst, BTIG LLC

And Braxton, the $6 billion in synergies, you said that was – there was taxes involved. So, what’s the EBITDA synergy?

J. Braxton Carter	A
Chief Financial Officer & Executive Vice President, T-Mobile US, Inc.

So, if you go to the slide deck that we posted, 93% of the $6 billion plus in run-rate synergies is OpEx, 7% is CapEx and the $43 billion plus is discounted at a rate of 8%. And is tax affected using the new tax reform rates.

Walter Piecyk	Q
Analyst, BTIG LLC

Okay. Got it. Thank you, and congrats. Good luck with the approval process.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Yeah. And these are great questions, and it’s certainly that there’s two stories here that are important. One is what’s important in the country and why this answers the questions associated with the U.S. leadership, competitive threat from China? How the deal has been impacted by the positive nature of tax reform? I mean, there’s a layer of this from the Trump-led tax reform that has increased the value of this and it will increase our ability to invest as we go forward. There’s story about jobs. There’s story about competition.

On the other hand, the shareholder impacts, the economics associated with this deal, the size of the synergies, the ability to significantly delever because of the size of the cash flow is a tremendous, a tremendous shareholder story at the same time. And they’re not impacted by, as we would say, a period of time that both companies will aggressively run their individual businesses going forward, we’ve taken all that into account.

22
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

So, it’s really from all sides, an amazing transaction, which has brought us here together. But thanks for your questions, Walt, and welcome back to calls that involve Sprint.

Operator: And our next question comes from…

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Excuse me, operator.

Operator: Go ahead, sir.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Because, again, there are number of questions coming in and [ph] Roger Chang (01:03:46), if you just roll this one up a little bit, I think he’s – that way. Okay. [ph] Roger (01:03:52), who we’ll be talking to later today. Hey, John Legere, Mike Sievert, Neville Ray. He’s sort of reached out to everybody, figuring one of us would take it. I just want to point out, [ph] Roger (01:04:02), it was me of that group that listened to you.

How do you plan getting the U.S. to that 5G leadership position, when you’ll be dealing with the network integration and getting approvals with that deal? Will the merger process slow the move to 5G? Neville?

Neville R. Ray	A
Executive Vice President & Chief Technology Officer, T-Mobile US, Inc.

Yeah. Let me kick this off and I’ll ask John Saw to say a few words, too. I mean, one thing is kind of buried in the discussion here. So, we move forward and we drive this major investment into this combined network. Think about every dollar here is going to be a 5G dollar, [ph] Roger (01:04:40), right? So, we’re blessed in terms of timing on this transaction, whereby we can now deploy and we are deploying 5G-capable equipment.

So that’s where the money is, it’s in the hardware, it’s in the placement of that hardware on the site. So, you think about timing on this transaction. And if we’re into 2019 and we’re rapidly deploying integration – deploying for integration of the two companies, we will be deploying 5G-capable gear with software by that time at a pretty furious pace. And so, the integration presents an incredible opportunity for the combined business to drive accelerated investment of the pace that neither of us could do on our own, as Marcelo mentioned, into the 5G opportunity.

You look at handsets and capabilities, we’ve both got strong plans on that front. And so, 5G is coming in 2019 in a material way as standalone businesses, but when you think about what we can do from a combined perspective it’s even more exciting. John, you want to say a few words on it?

John C. B. Saw	A
Chief Technology Officer, Sprint Corp.

Yeah. So to build on that point, one of the ways to move fast in 5G that we are already working on is a technology called Massive MIMO. And with Massive MIMO, we are able to actually upgrade existing towers so you don’t need to look for new sites and new towers. Saves you a lot of time in acquisition and zoning. And with Massive MIMO, we’re upgrading existing 2.5 sites and using split mode able to basically simultaneously broadcast LTE and 5G at the same time.

23
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

So, you kill two birds with one stone. There’s cost efficiency. And more importantly, that’s also time efficiency as well. We can move really, really fast. So that technology will be used in a combined company, and that’s one of the ways that we can move fast by upgrading the combined towers. And many of the 85,000 towers will have Massive MIMO capability that will allow us to cover big territories with 5G.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Okay. All right operator next one.

Operator: Our next question comes from Mike Rollins with Citi. Go ahead, sir.

Michael I. Rollins	Q
Analyst, Citigroup Global Markets, Inc.

Hi. Thanks for taking the questions. What are each of you experiencing within your results from the bundling of over-the-top video services? I realized you’ve only been doing that for some time. And how do you view the importance of these types of bundles as you look at the prospects for the pro forma company?

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Well, first of all, I’ll say what we’re experiencing in our results we’ll both report next week, not today, hopefully. And, Marcelo, I’ll let you start.

Raul Marcelo Claure	A
Chief Executive Officer & Director, Sprint Corp.

I think we both entered this merger with great momentum, I mean I think if you follow Sprint, we’ve been quarter after quarter been delivering record financial results. So it’s nice to go into transaction at this – having positive momentum. We’re looking forward to having our earnings at the later part of this week and been able to share with all of you. But definitely, the momentum continues and we expect this strength to continue. And when you look at between these two companies, we’ve pretty much taken a big part of the growth over the last few years.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Just to add on to the question of OTTs specifically. The fact that both of us each independently chased this opportunity should tell you something. And it was a key part of John’s remarks a few minutes ago. These markets are converging. All content and communications of all kinds are moving to the Internet. The Internet’s moving mobile. People are consuming more and more and more media on mobile devices and the question is will mobile networks reach a place where they can truly bring real competition to wireline broadband especially in rural markets. And that’s one of the things we’re so excited about with this combination because we finally can.

This network has the capability and not just to be a wireless network but to carry your video signals wherever you may go including rural markets and right into your house and be a true alternative in the long run to a market that’s been left behind for too long by companies that just wouldn’t serve those areas in rural markets. So, that’s an exciting aspect of this. And the fact that we’re bundling these things is, just shows how ready consumers are to consume media using mobile connections and eventually to consume media in their house using mobile connections.

24
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

Michael I. Rollins	Q
Analyst, Citigroup Global Markets, Inc.

Thanks very much.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Operator?

Operator: We’ll take our next question from Amir Rozwadowski of Barclays. Go ahead.

Amir Rozwadowski	Q
Analyst, Barclays Capital, Inc.

Thank you very much and good afternoon, folks. Two questions if I may. First, we talked a bit about sort of no change to the spending strategies for either company. But how should we think about potential change in the go-to-market strategies by their companies at the moment? If we think about opportunity to continue to gain share and things along those lines, that would be helpful.

Raul Marcelo Claure	A
Chief Executive Officer & Director, Sprint Corp.

So in the short run, we got to remind everybody that we continued to be independent companies [indiscernible] (01:09:50) right now we’re here together, our employees are out there competing and trying to bring T-Mobile customers into the Sprint network, and I imagine vice versa. So, nothing is going to change.

Now, when you move forward in the new company – I’m going to let Mike Sievert take the answer of how would the new company going to operate. And I think – I just think he’s going to have a remarkable set of assets to put together, a remarkable set of brands in order for us to continue to take on the competition.

G. Michael Sievert	A
Chief Operating Officer, T-Mobile US, Inc.

As John said a few minutes ago, I mean, everything about this operational plan hinges on the network. And what’s interesting is, one of the big questions everybody will have of all of us is, will this combination result in more competition or less competition? Will it result in lower prices or higher prices? And I’ll tell you, we have a detailed operational plan and we intend to bring it to AT&T, Verizon, Comcast and others. This network has an unprecedented explosion of capacity and what capacity allows you to do is compete.

And so, this competition is going to result in lower prices for Americans. And by the way, probably not just for this new company, it will probably result in lower prices for customers of Verizon, AT&T, Comcast and others as well. And we’ve fully anticipated all of that effect in the synergy numbers that we’ve given you, because we know that this competition will result, we’re going to be the ones that bring it. And even so, we’ll be able to achieve the kinds of cash flow outlooks and synergy achievement that we shared in the deck today.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Well, first of all, I want to acknowledge in addition to those of us that have spoken that Michel Combes, who has been driving things with Marcelo at Sprint, is here; and I’ll let him speak up with you. Anything you want to say, Michel?

25
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

Michel Combes	A
President, Chief Financial Officer & Director, Sprint Corp.

I’m fine.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Okay.

Michel Combes	A
President, Chief Financial Officer & Director, Sprint Corp.

[indiscernible] (01:11:34)

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Okay. Now what’s important is, again, to your point – and we’re very comfortable with this. Part of what I believe we respect in each other is the way we attack the market and the way we go to market aggressively, and we fully expect both parties to leave here today; and for the foreseeable future, to go continue to do that.

It’s important to note that we spend, both companies, most of our time going after the duopoly and attacking that market. And frankly, one of the biggest commitments that we have here together is not only that starting tomorrow until this deal is done, we’ll continue to each independently do that. But the commitment is, when we come together, we will not only continue to do that in the United States; we’ll double down even more.

So what you come to expect from T-Mobile and from Sprint, you’ll continue to see tomorrow. And when we come together, you can expect to see that even greater. That’s part of what we want to do. Lot of times people worry in deals about lessening competition. This is going to be about causing even more competition than this country has ever seen, and that’s exciting. And I’m sure we’ll continue to – Marcelo and I’ll probably be attacking each other on Twitter tomorrow afternoon, just to keep up the spirit.

G. Michael Sievert	A
Chief Operating Officer, T-Mobile US, Inc.

And John, for consumers listening, the same thing is true on the product and services side. We’re seeing questions across Twitter here for both handles. There are Sprint customers out there asking, is this going to be okay, because I picked Sprint on purpose, not T-Mobile, and vice versa.

And I’ll tell you, whatever your perception is of the T-Mobile network and whatever your perception is of the Sprint network, this new thing that we can create together is completely unprecedented, better than anything AT&T or Verizon can bring in the next few years and better than anything either of these two companies could have done individually. So it’s not just about pricing, the service we’re going to be able to provide on this combined network will be unprecedented, and our customers are going to love it.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

[indiscernible] (01:13:41). We together have – remember, it is a very good point, Mike. We have Boost customers, Metro customers, Virgin customers, Sprint customers, T-Mobile customers that are sitting there wondering what does this mean to me. And we can emphatically say for every one of them, this is good, this is a great future, and we’ve got that in mind. It’s an incredible portfolio of friends and employees and customers that we greatly respect, and we don’t prejudge what we’re going to do with those.

26
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

So when you hear that the company will be called T-Mobile, don’t jump to conclusions as to what it is we’re going to do. We are humbled by this group of brands and customers that we have. And if you know, when we merged with MetroPCS, we have – since five years to go in the merger, we have twice as many Metro customers as we did and three times as many employees, right. So we have a track record of respecting and integrating and using our brands and customers in a great way.

G. Michael Sievert	A
Chief Operating Officer, T-Mobile US, Inc.

And John, one last word on competition. Another reason why we’re sharpening our pencil here is that we know that this market has changed. New entrants have rushed into this market to compete with us. This is, long since passed, no longer a four-player market. Comcast last year took more net adds, as John said earlier, than AT&T and Verizon combined. They’re now more than 0.5 million. Charters coming in. Others may as well.

So things have changed dramatically and that’s causes one thing; it causes us to make sure that we prepare a set of services that are extremely competitive in this rapidly-converging market.

Amir Rozwadowski	Q
Analyst, Barclays Capital, Inc.

Thank you very much. And just one quick – just one quick follow up, if I may. If I think about this merger, obviously you’ve got two very influential global parents involved. How much opportunity set is there to bring in some influence from either Deutsche Telekom or from SoftBank into creating some of these new services and new opportunities, given some of the portfolio of companies under the umbrella there?

Raul Marcelo Claure	A
Chief Executive Officer & Director, Sprint Corp.

Yeah. So, I’m going to wear my hat off as a SoftBank board member, and I can share Masa’s vision here that we cannot be more excited in order for this merger to occur and all of our affiliates or portfolio companies share the same vision that we worked very well among affiliates in terms of continuously looking for synergies and ways to work together.

And I think, as this company builds the type of a best network it’s going to build, I think this is going to be great because this is what’s going to enable, finally, autonomous cars, drones, AR, VR. And if you look at SoftBank, that’s where we’re making investments. So, we look forward as SoftBank to work with the combined company in the coming years.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

I think that’s a second great – a great question and something that we want to point out that as we look at the synergies and the value that we’ve put forth, it’s specifically not there, not because it’s not there, but because we’re keeping this very concrete on the things that we can do.

Now, Marcelo’s talked about his and Masa’s vision. And certainly, to have this kind of a capability created which is, in some ways, the core and the anchor of so much of what SoftBank and others are investing around, this is a necessary innovation engine for that. And 5G is going to drive so many of these things. So, we’re not pointing

27
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

specifically to what that value is, but it could be one of the biggest components of an innovator like SoftBank is, of what’s necessary for them to continue to invest and to get value out of those investments. So, a good question. Thank you.

Okay, operator?

Operator: Our next question comes from Jonathan Chaplin of New Street Research. Go ahead.

Jonathan Chaplin	Q
Analyst, New Street Research LLP (US)

Thanks, guys. I’m joining very late, so my apologies if these have been asked. In fact, I’ll just rip through a quick laundry list of questions and you can ignore the ones that have already been asked. So first of all, would love to just get some more color on what you see as the addressable market for fixed wireless broadband. It sounds like you see opportunities in rural markets, urban markets; it sounds like it’s pretty close to nationwide.

And Neville, I’m not sure if you’ve already given some color on what you think is required in terms of fiber investment to support that business model, but that would be great to understand. And then for Braxton, I was horrified to see leverage going down to zero over time. We love the capital return program that you’ve put in place at T-Mobile. Would love to hear your thoughts on how that evolves.

And then finally, I guess also for Neville, spectrum divestitures, are you expecting any? And how – if there are divestitures required, how that might impact the synergy and value realization plan?

And then finally, finally, congratulations for getting this deal done. It’s fantastic. I think both sets of shareholders should be really happy.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Well, since you were nice at the end, why don’t we go back to the beginning and just go through our comments so that you can – just kidding. And you can go back and listen, we’re pretty clear on why we think that the traditional look at divestitures is not the way this deal should be looked at and not something we anticipate. We do understand all the value creation options and we’ve certainly looked at it.

On your question to Braxton on leverage, so just to point out, the operative word in your statement was theoretical, but it is great to see, but it raises an opportunity point. I think we’ll come to fiber if there’s something you want to say about it. But I think maybe, Mike, I think operative word was fixed wireless broadband was probably not a way to look at it, but maybe you can talk about it.

G. Michael Sievert	A
Chief Operating Officer, T-Mobile US, Inc.

You’re right. It’s so interesting. I mean, there’s a huge opportunity to just take on broadband and areas that has been such an uncompetitive market and consumers have had so few choices. That’s about to change, and for two reasons. Number one, wireless customers are going to grow in terms of the number of customers that use wireless-only. Today, that’s been rapidly growing, it’s double-digits [ph] now, people whose only (01:20:26) broadband connection is wireless, but the capabilities of this network, that’s going to grow rapidly. Number two, the network will have such capabilities that, yes, some people will use it for their household connections.

28
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

And think about this, we said that the speeds in the near term with our concrete plan, the average speeds would be 15 times what we have today. Now, you know our average is already over 30 megabits per second. That means we’re putting together a network that will have 450 megabits per second, average nationwide speeds. Not peak speeds in a – speeds in a few sporadic parts of a few communities like AT&T and Verizon are going to do, but nationwide on average. And, of course, 450 megabits per second is something that’s competitive for home Internet connections. So, that’s going to be an exciting opportunity.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Okay. I think we have a couple more questions. Operator, let’s go to the next one.

Operator: Sure. Our next question comes from Matt Niknam of Deutsche Bank.

Matthew Niknam	Q
Analyst, Deutsche Bank Securities, Inc.

Hey, guys. Thank you for getting me in. Congrats on the deal. Just two quick ones, just given most of my questions have already been answered. One, how does the merger affect the MVNO agreement Sprint’s put in place with Cox and Altice? And then, I guess, bigger picture, are there bigger wholesale opportunities contemplated here given the significant capacity the pro forma network would have?

And then just second one for Braxton. There was no real – I didn’t see it at least in the call comments around T-Mo benefiting from Sprint [indiscernible] (01:22:02), but I would assume that would may be push out further timing for cash tax payments on the pro forma company then, if you could provide any clarity. Thanks.

Raul Marcelo Claure	A
Chief Executive Officer & Director, Sprint Corp.

As it relates to Sprint’s Altice and Cox agreements that we have is business as usual. I mean, we continue to deploy small cells across both Altice and Cox areas, and we’ve got in phenomenal result. And [ph] that suggest (01:22:25) another tool kit as it relates to deploying the network and it is a very important tool kit for us and is potentially part of the new network plan that is going to be determined at when these two companies combined.

J. Braxton Carter	A
Chief Financial Officer & Executive Vice President, T-Mobile US, Inc.

Yeah. On the tax situation, NewCo will not be a significant tax payer until 2025. The charts that we have in there reflect that, but it just shows the power of the mass of cash flow generation, which is going to drive value for shareholders and more importantly is going to allow us to supercharge our competitive position here in the U.S. with lower prices. But a very good tax [ph] year we’ll go into (01:23:10) with you in more detail later.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

I think to your point, Braxton, just to amplify, tax reform has had an impact.

J. Braxton Carter	A
Chief Financial Officer & Executive Vice President, T-Mobile US, Inc.

A big impact.

29
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

It has a positive impact and it’s going to have a positive impact as to what we’re going to do going forward, and I think that’s important. There’ve been kind of mixed reviews in my opinion of what major corporations have started to show what their intent is about tax reform. And I would just say, our plan, as amazing as they are, have a component in them that is accelerated by this tax reform.

So, Mike, did you want to talk about…

G. Michael Sievert	A
Chief Operating Officer, T-Mobile US, Inc.

Yeah. Lastly on wholesale, pretty simply, the two companies when you combine them up have nearly 30 million connections through wholesale partners. And speaking for the T-Mobile side, these are very strategic partnerships that we value highly, and I think there’s a huge opportunity, the premise of your question, to continue to serve partners in the years ahead with this high-capacity network.

Matthew Niknam	Q
Analyst, Deutsche Bank Securities, Inc.

Got it. Thank you.

G. Michael Sievert	A
Chief Operating Officer, T-Mobile US, Inc.

Thank you.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Okay. We have two more. That’s an interesting point, Mike, because I think one of the things that we didn’t really crank through is the new company has 127 million customers in pro forma and 70 million branded postpaid customers and 30 million branded prepaid customers. And if you’re keeping track, the 100 million branded customers makes us immediately from the start a sizable competitor to Dumb and Dumber who really could use that as the country code as well.

Okay. We have two more – what would a call be without inserting at least one statement about the duopoly. Okay. We’ve got two more questions. Operator?

Operator: We’ll go next to Mike McCormack of Guggenheim Securities. Go ahead, sir.

Mike McCormack	Q
Analyst, Guggenheim Securities LLC

Hey, guys. Thanks. I’m sorry if I’ve missed this, guys, but with respect to the dual headquarters, what’s the industrial logic around that? And then, as we think about the market overall, there’s been a thesis out there on market repair. It sounds like [ph] even if we go (01:25:13) in the other direction, meaning more aggressive pricing perhaps.

30
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

And then lastly, just for Mike, just on the Sprint subscriber base, when you look at that base, how does it differ from T-Mobile? Does it change your go-to-market strategy at all as you try to integrate the two customer bases? Thanks.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Yeah. Let me take the first question. It’s sort of a no-brainer for me. Two great companies are coming together and they have two fantastic headquarters locations, two amazing communities for people to work, two great labor forces, and two great places to attract more talent. So it’s a complete no-brainer that this company will be anchored around two major headquarters locations, the energy and the talent of the people there.

And again, as we’ve gotten to know the two companies, certainly Seattle is known as a great place to live and work. Headquarters of Sprint is a fantastic place that we’ve seen to attract talent, place to live. And so, core to this company is going to be both locations anchored with the teams that are there. So, I couldn’t be more emphatic about that.

Did you want to go? Was there a second part…

G. Michael Sievert	A
Chief Operating Officer, T-Mobile US, Inc.

There was a question – the second question about the two customer bases. Yeah. This is really an exciting opportunity for us. I mean, essentially, as I said in my remarks, first of all, 20 million of the Sprint customers already have handsets that are completely compatible with the T-Mobile network. So, the task of bringing these two networks together is made simpler by the fact that technology has advanced in recent years, including every single recent iPhone from the last few years being completely compatible with each other’s networks – huge opportunities for us.

The Sprint customer base has a higher ARPU than T-Mobile. It has a different profile in many ways. And I think as we bring these two customer bases together and serve them with an unprecedented network capability, they’re just going to be very appreciative. And we’re planning on seeing over the years, because of these unprecedented network capabilities, churn rates in both customer bases fall in the years to come and that’s an exciting opportunity as well.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

Okay.

[indiscernible] (01:27:27).

G. Michael Sievert	A
Chief Operating Officer, T-Mobile US, Inc.

Go ahead.

31
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

Mike McCormack	Q
Analyst, Guggenheim Securities LLC

Sorry. Just a follow-up, Mike. I’m thinking about like the customers that may have been attracted to Sprint on like the free deal, does that cohort concern you at all as you think about integrating the bases? Obviously, it will be over by the time this deal is closed, but just the kind of customers that have been attracted to that type of offering.

G. Michael Sievert	A
Chief Operating Officer, T-Mobile US, Inc.

The short answer is no. And you might not be surprised, this was a subject of quite a bit of discussion in our diligence. And if anything, we see upside there. This is something that we learned a lot by listening to the team during diligence. And I came to the conclusion, among other things, that the CRM capabilities on the Sprint side are super-impressive. The ability to understand every customer, the experience they’re having, and make sure that they remain on an offer that’s appropriate to them is something that’s gotten Sprint this far. And I’d love to learn more about it, but we were very impressed with those set of capabilities.

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

And as we got the last question, I would say on that point, part of your question was those kinds of customers, and I would say, those kinds of customers that Sprint has are the same kinds of customers that have been attracted to T-Mobile, somebody looking for a competitive alternative at a good price and value proposition. And we’ll certainly find that there’ll be a great integration of them as well as we assume significant amounts of customers from the duopoly.

Now, I’m going to say this. We’re going to go to the last question. I do want to acknowledge, there are a huge number of questions we didn’t get to on social and on the call. I apologize for that. We are going to use all the input that’s coming on social as a way to really kind of deep-dive on the questions that people have. But we are going to go to the last question on the call since it is Sunday afternoon. Operator?

Operator: And that question comes from Ric Prentiss of Raymond James. Please go ahead, sir.

Ric H. Prentiss	A
Analyst, Raymond James & Associates, Inc.

Yes. Thanks, guys. It’s really an exciting combination and a lot of potential. Two quick questions from me. Braxton, you had mentioned obviously no dividend or stock buybacks while we’re going through this. You’d also in the past mentioned that you might be interested in tuck-in acquisitions. I assume it becomes the major focus in any tuck-ins are probably off the table?

J. Braxton Carter	A
Chief Financial Officer & Executive Vice President, T-Mobile US, Inc.

Yeah. So, it kind of gets to the question that came up earlier. The slide that we have taking the leverage to zero is just really aspirational. What you need to think about is we’ve got a fully funded business plan. And once we get through the cost to achieve, unlock the synergies and with the scale benefits, we’re going to have massive flexibility to invest in adjacencies, new businesses, look at our shareholder return policies, et cetera. So, the short-term number one job is the network and getting the network done and putting our great companies together, and the optionality is going to be wonderful going forward.

32
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

John J. Legere	A
President, Chief Executive Officer & Director, T-Mobile US, Inc.

And I guess, Braxton, as we wrap up, listen, if you look at the reason we’re doing this, what’s going to be created, what the pre-cursor customer requirements are that we’re moving towards, and then you look at – obviously we attack this, we get approval, we go through the integration, you saw the financials that have resulted. Two things are clear. Those financials will allow us to continue to do things to broaden what customers want, and customers’ requirements will continue to change.

So, the organic and inorganic evolution of this new company, once put together, is going to continue. So, I don’t want to start stating the future as to what’s going on. But if you think that these two companies will successfully come together and that’s the end, it’s certainly not the plan or the expectation that we have. I’ll focus on getting it approved and integrating and then continuing to create what customers want and need in the United States.

John J. Legere

President, Chief Executive Officer & Director, T-Mobile US, Inc.

All right. Is there some summary gratitude we’re going to say here or we just – operator, thank you for your patience. Everybody, thanks for joining us. This is clearly just the start of a long conversation that we’re going to have about why this is great.

And, Marcelo, I’ll turn to you for the end.

Raul Marcelo Claure

Chief Executive Officer & Director, Sprint Corp.

Thank you, John, and thanks to the Sprint team and the T-Mobile team. It has been remarkable to work along the last few weeks together and putting this deal together on the day that we committed to put it together. It’s been a lot of hard work, but now phase 2 begins. We’re just getting the regulatory approval, which we feel very confident, and then the fun part, which is the integration and all the synergies that we’re going to put together.

I’m going to repeat what I said, the reason why us at SoftBank and Sprint are so excited is that there are very few mergers in history that you’re actually going to go build the world’s best product, you’re going to create new jobs, and you’re going to offer lower prices for consumers, so thank you.

John J. Legere

President, Chief Executive Officer & Director, T-Mobile US, Inc.

Okay, everybody, thank you very much.

Operator: Ladies and gentlemen, this concludes the T-Mobile-Sprint merger announcement conference call. If you have any further questions, you may contact the Investor Relations or media department. Thank you for your participation. You may now disconnect, and have a pleasant day.

33
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Corrected Transcript
T-Mobile US, Inc. and Sprint Corporation Merger Call	29-Apr-2018

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2018 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

34
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Disclaimer:

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on

Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

[Graphic Appears Here] PROJECT LAKES EQUITY STORY SCRIPT (Slide-by-Slide) PRIVILEGED AND CONFIDENTIAL—ATTORNEY CLIENT WORK PRODUCT FINAL Script Graphics (Slide 1-2) Janice Kapner Disclaimer During this call, the Companies will make forward-looking statements that include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company?s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of the Companies and are subject to significant risks and uncertainties outside of our control. In addition, in connection with the proposed transaction, T-Mobile will file with the SEC a joint consent solicitation statement/prospectus that will contain important information about the Companies, the transaction and related matters. Joining me on the call today are a number of folks you all know well. From Sprint we have Marcelo Claure, Michel Combes and John Saw. And from T-Mobile we have John Legere, Mike Sievert, Braxton Carter and Neville Ray. Let me now turn it over to John Legere and Marcelo Claure. Go ahead gentlemen! (Slide 3) John Legere o Hello everyone! o Thank you all for joining on such short notice and on a weekend. o I?m joined on this call by Marcelo Claure and members of our respective management teams. o Today?s call is about what has become the worst kept secret out there! o Over the past couple of days, the rumor mill has been on overdrive! o A few minutes ago, we announced some BIG NEWS!!! o As you?ve heard, T-Mobile and Sprint have reached a definitive agreement to come together and form a larger, stronger competitor that will deliver for consumers! Marcelo Claure o Thanks John, and I?m glad to be here today. o We have come to know each other well over these past few months and I have to say that the shared enthusiasm of our teams has only reaffirmed my belief that this combination will create a truly unique consumer focused company at such a pivotal time. o As you all know, Sprint and T-Mobile have done an amazing job acquiring a strong portfolio of assets and both companies led a remarkable turnaround by disrupting the wireless industry. o But with a converging industry and the promise of 5G on the horizon, now is the time to come together to turbocharge the Un- Carrier strategy, create increased competition in a new era, and lead the way to sparking the 5G economy! (Slide 4) John Legere o OK, so let?s start with the basics. o These companies just make sense together. o Convergence between mobile, broadband, and cable isn?t just a hypothetical, it?s a reality of our business on a day to day basis. o All you have to do is pick up the newspaper or watch the news to see it happening right in front of your eyes every day. o This convergence is happening, and it?s happening for one reason. o Consumers expect, no, even demand innovation. o They aren?t concerned about maintaining traditional industry boundaries. o Consumers want their content when they want it, and they want it delivered where they are. o As the 5G era takes hold, we?re about to undergo a massive change. o It will completely change how consumers interact with video, broadband and wireless. o Capturing U.S. leadership in 5G, and protecting the economic leadership we gained with 4G, is critical for the American economy. o This transaction creates robust competition in the 5G era, significant value for our stakeholders and, most of all, we will deliver outstanding benefits to U.S. wireless consumers ? faster speeds, better value and most importantly, lower prices. o Through the Un-Carrier strategy, we created an incredible disruptive force for good in our industry. Along with Sprint, we created a new paradigm on how a wireless company should operate. o Impeccable customer service, wireless quality and speed, adding more value and lower prices were put at the heart of everything that we do. o It is now time that we push that pro-consumer, disruptive model into even more areas. o We will do all of this while creating thousands of American jobs! o We feel confident that this Administration and our political leaders across the country understand the potential and the imperative to protect the global leadership established with 4G. 2 PRIVILIGED & CONFIDENTIAL

o It is in this world we fit perfectly. A pro-consumer, strongly disruptive, revved up competitor. o Put simply, the time is perfect to create a new competitor that has the tenacity and consumer focus to unleash real change. o We?re confident that once regulators see the compelling benefits, they?ll agree this is the right move at the right time for consumers and the country. (Slide 5) John Legere o Alright, let?s cover a few key details of the transaction and then get right into why this is the absolute right moment in time to complete this transaction. o You can find all the details on the slides and in the supporting materials on our website, but I?ll highlight a few: o This is an all-stock transaction with an exchange ratio of 0.10256 of a T-Mobile share for each Sprint share (or the equivalent of 9.75 Sprint shares for each T Mobile US share). o This represents a total implied enterprise value for Sprint of $59 billion and $146 billion for the combined company. o DT and SoftBank will be rolling over their entire economic stakes into the new company. o This deal will unlock meaningful synergies that, with an expected run-rate of more than $6B, that have a net present value net of costs to achieve of more than $43B. o These synergies, which mostly come from network, will only help fuel our strategy to invest aggressively for growth as well as help fuel robust organic deleveraging over time. (Slide 6) John Legere o Upon completion, T-Mobile shareholders will own 67% of the combined company while Sprint?s shareholders will own 33%. o About 41.7% of the equity will be owned by Deutsche Telekom, and about 27.4% by Softbank, with the remaining 30.9% by the public. (Slide 7) John Legere o I?m excited to be leading the New T-Mobile as CEO and even more excited to announce Mike Sievert will be President and COO of the combined company. o The remaining members of the new management team will be selected from both companies during the closing period. o DT will designate 9 seats on the board and Softbank will designate 4. I will also sit on the board, bringing the total number of directors to 14. This will include four independent directors. o Tim Hottges, CEO of DT, will be the Chairman of the board and Marcelo and SoftBank?s Chairman and CEO, Masayoshi Son will also be members of the board. 3 PRIVILIGED & CONFIDENTIAL

o DT will have a voting proxy over Softbank?s shares in the new company and both DT and Softbank will be subject to a 4-year lock- up. o This deal is expected to close no later than the first half of 2019, subject regulatory approvals and other customary closing conditions. (Slide 8 / Slide 9) Marcelo Claure o Let?s get into the benefits this combination creates in more detail. o This transaction, and the unique combination of resources it brings, will allow us to do things that neither T-Mobile or Sprint could do on its own ? all for the benefit of the American consumer. o The combined network will have unprecedented capacity, speed and response time across our network that will benefit consumers. o It will also allow the new company to rapidly build the first and best nationwide 5G network with unprecedented capacity and scale to truly accelerate innovation and increase competition. o Our 5G leadership will drive the United States to reclaim the lead in the 5G digital economy and spur a massive wave of innovation and disruption ? benefitting consumers and businesses across the country. o The combination will also immediately supercharge the pro- consumer strategy with innovative service offerings, lower prices and increased competition in wireless, broadband, entertainment and beyond. o As we said before, this is all happening at a pivotal time of industry convergence. John Legere o Now, let?s talk about job growth. o Let me just start by calling out all you skeptics first. o We are not a typical company and this is not a typical transaction. o We are truly excited about this point and I will explain exactly how, but I?ll start by saying we are very proud to say that this transaction is a MAJOR JOB CREATOR. o As you can tell, we are ready to get going. o We are ready to invest billions of dollars that will create new U.S jobs on day one, especially in rural America, and we?ll never look back from there. o And as we lead the race for 5G, we will directly spur real competition as a range of new and old competitors race to keep pace, thereby unlocking tremendous economic value and broad job creation. 4 PRIVILIGED & CONFIDENTIAL

(Slide 10) Marcelo Claure o Disruption is embedded in the DNA of both companies, and the combination of T-Mobile and Sprint will give us the ability to put the Un-carrier strategy into overdrive! o Both T-Mobile and Sprint have forced the wireless industry to change by listening to customers and solving their pain points. o We changed the communications landscape forever by eliminating confusing rate plans and converging into one rate plan ? Unlimited. o Our combined business plan is built on an assumption that we continue to grow and we see lots of opportunity to continue our history of disruption, especially by amping up our ability to drive competition into rural and underserved areas and deliver products and services for businesses of all sizes. o Our massive growth in capacity will allow our customers to do more for less. (Slide 11) John Legere o I?ve been saying for years that all content is going to the internet and the internet is going mobile. o Wireless, broadband and video have converged across traditional lines, and the combined company will actively compete and disrupt traditional thinking in each part of this new world. o Did anyone think 5 years ago that AT&T would be the nation?s leading TV provider? o Or that Comcast would have more postpaid phone net additions last year than AT&T and Verizon ? COMBINED? That?s nearly 10% of the total for all of 2017. o Or that YouTube would offer LIVE TV? o We thrive on competition so we are happy to take on these lumbering giants with our consumer first mentality. o In fact, we will be able to bring meaningful competition right to their doorstep with innovative new products that deliver mobile services across a variety of platforms and at dramatically faster speeds! o Our enhanced network will be a meaningful competitor to fixed broadband, especially in underserved rural markets. o Then there is Pay TV. As you know, T-Mobile recently acquired Layer 3 TV to enter the Pay TV market. o With the combined company, we will have new scale and a network with unprecedented capacity and speed to accelerate our aspirations in this space. o That should worry all the companies converging into this space! 5 PRIVILIGED & CONFIDENTIAL

o We are a consumer obsessed team and think about it simply one way. consumers don?t care about industry lines. o They care about innovation, ease of use and quality service. o That is what we will deliver. (Slide 12) John Legere o Now as the industry is changing there is a technology boom in 5G on the horizon that the new company will be uniquely able to bring about. o We all talk at length about 5G, but let?s first take a step back and put this into perspective. Why do we get so excited on this point? o The U.S. was the unquestioned leader in 4G and today 99.7% of the country is covered by 4G LTE. o That seems like a dull statistic now, but think back before 4G and how revolutionary it really was for our economy. o As an industry, we anticipated 4G would bring about music streaming, web browsing, and even video streaming. o But who saw companies like Snapchat and Uber coming? Or how companies like Amazon and Apple would adapt their business models and go into overdrive? o Not only that, as a result it was U.S. companies that exported innovation and led in markets around the world. o That is why the U.S. has to lead again! The early innovation cycle is critical to capturing the long term economic benefits of 5G. o Think about it 4G gave us the modern mobile technology economy and that accounts for $3.3 trillion of global economic value. o I?m proud to say that the New T-Mobile will be positioned to lead the way and help the U.S. capture this early lead in the innovation cycle. o As you know, Marcelo has spent a great deal of time studying the potential of 5G both in his role at Sprint but also as Chairman of CTIA. (Slide 13) Marcelo Claure o Thanks, John. You are very right, I am very passionate about the 5G opportunity for our industry. o That is why I am so excited that the combined company will be the only player able to quickly bring a broad and deep nationwide 5G network to market. o And yes, we will bring all the latest technologies to the often forgotten about rural communities in America ? ensuring everyone has access to the amazing benefits of 5G. 6 PRIVILIGED & CONFIDENTIAL

o And freeing the consumers from the grip of the traditional uncompetitive in-home broadband providers. o But what does the future of 5G really mean? o The shift from 4G to 5G will be truly revolutionary. Imagine what people felt when TVs went from black and white to color ? the shift from 4G to 5G will feel even more transformational! o For starters, the speed, capacity and response time of 5G are game changers. o CTIA estimates that 5G will ultimately deliver 100 times more capacity and 100 times faster speeds with 10 times projected reduction in response times over the long term. o That?s what 5G can do over the long term. In the first few years, our delivery of 5G nationwide, we think the new company can create the highest capacity mobile network in U.S. history with 30 times more capacity and 15 times faster speeds with 10 times the response times. o Think about what that means for all of the technology already being worked on right now and the applications we can?t even imagine. o 5G will unleash new ideas and uses in areas like the Internet of Things (IoT), smart cities, smart agriculture, mobile VR and AR, mobile AI, consumer wearables and things we can?t even imagine yet! o This is why it is even more important the United States leads in 5G. o The projected economic impact according to the CTIA is tremendous. o Up to 3 million new jobs and $500 billion in economic growth! o Unfortunately, other countries see this opportunity as well and have taken bold steps that have given them a head start. o CTIA ranks the U.S. behind both China and South Korea in 5G preparedness, and I?m sure you will all agree, this is unacceptable. o Fortunately, we are in a position to change this. o We think we are the only company that can quickly deploy a nationwide 5G network with the breadth and depth to position the United States as THE global leader in 5G. (Slide 14) John Legere o You are 100% right. Together, we will have the right mix of available spectrum, but more importantly, we will have the enhanced financial position backed by a team of rock stars that knows how to rollout an advancement of this scale quickly. o We will see an immediate benefit with LTE and completely change the game with the first and best nationwide 5G network. o The lifeblood of the wireless industry is spectrum! 7 PRIVILIGED & CONFIDENTIAL

o And to build a kick ass network, you need the right mix of lowband, midband and high band. o With Sprint?s expansive 2.5 GHz spectrum, T-Mobile?s nationwide 600 MHz spectrum, and other combined assets, the combined company plans to create the highest capacity network in U.S. history. o And that?s before we even consider 5G! o You will all remember that we deployed nationwide LTE twice as fast as Verizon and three times as fast as AT&T o And while those players are yammering about 5G, our competitors have two options in the near term to truly build a nationwide 5G network. First, they can kick their consumers off their current spectrum assets. Which frankly is not an option and we know that. o Second, they can build it on mmWave. Well, what would that cost? To be nationwide you would need about six million sites to cover the U.S. based on the typical reach of mmWave. If you do the math of a cost of about 250,000 dollars to build a site, you?re looking at a $1.5 trillion build out. Never going to happen. o Even the giants of our space don?t have that kind of cash. o With the talent of both Sprint and T-Mobile, and the power of this network, think of what we can do here! o All of this will be powered by an UNPRECEDENTED network ? period. o We talked about our converged world and an ever growing array of competitors. When it comes to 5G and competition this is really a zero to one story. No one is doing nationwide 5G any time soon. (Slide 15) John Legere o OK, I said it before but I?m really excited to keep hammering this home. o This is a JOB CREATING transaction. o Put more directly, together we expect the combined company to have more U.S. employees on payroll than the sum of each standalone company together. o How on earth is that possible? Well when you?re obsessed with the customer experience, you invest in people and do so quickly! o To start, we plan to invest about $40 billion over three years to integrate these companies, expand and capture the 5G opportunity. o A huge portion of that investment is jobs. o We are going to be investing in jobs to build the new cell towers to build out 5G 8 PRIVILIGED & CONFIDENTIAL

o jobs to expand our U.S. call centers to implement T-Mobile?s proven customer-centric, problem solving approach across Sprint?s customer base o and jobs for the hundreds of new stores we intend to open across the country. o In fact, nowhere will that growth be more prevalent than in rural America ? which is dramatically underserved today. o In addition to the hundreds of stores in rural areas, we will be hiring in local communities as we build out our 5G. o Let?s think about this more simply. All told at close, we will start with more than 200k employees coming to work on behalf of the new company every day in the US, and nearly 240k when you count overseas. o When I think about it, there is no reason this company can?t be on the same type of growth rate we have been over the past few years. Think about it. Just last year, T-Mobile alone added 27,000 jobs associated with our growth. o As we accelerate our pro-consumer strategy, deliver on the promise of 5G and bring disruption to new industries, I see lots of potential for growth! (Slide 16) o Okay, let?s hand it over to Braxton to talk about the financials. (Slide 17) Braxton Carter o As John said earlier, this deal will create tremendous value with expected run-rate synergies of more than $6 billion over time that has a net present value net of costs to achieve of more than $43 billion and drives rapid free cash flow generation. o These synergies are hard cost synergies driven primarily from the benefit of having to operate only one combined network. o This does not include any revenue synergies from new adjacent business that we believe will be significant, such as fixed broadband wireless, IoT, and new business leveraging 5G. o We have an extremely detailed business plan that outlines about $15bn in cost to achieve these significant benefits. o I know you all have been looking at this potential for some time and this synergy number may be somewhat higher than some expected ? and I have to say this uplift is due in particular to the recently 9 PRIVILIGED & CONFIDENTIAL passed tax reform in the U.S. The tax reform is particularly helpful because these additional post-tax synergies will help position the company to compete very aggressively, resulting in lower prices for consumers. (Slide 18) Braxton Carter o The combined company will have a compelling financial profile that is well positioned for significant margin expansion. o We’re expecting to grow wireless service revenues and pro forma reported adjusted EBITDA which will continue to track upward from approximately $22 to $23 billion pro froma in 2018. o We’re expecting to hit 40-42% margin of reported adjusted EBITDA in 2018 and we’re projecting in the 54-57% range longer-term as we begin to see the payoff from the realization of the more than $43 billion in synergies and the combined scale of the New T-Mobile. o And we’ll do this even while offering prices way below the competition. (Slide 19) Braxton Carter o We will be consistent with our financial discipline as a combined company. o We are committed over the long term to achieving an Investment grade rating and we expect a maximum net leverage of approximately 2.9X. o We are not planning dividends or share repurchases at this time. o This discipline will give us the flexible capital structure to seize growth opportunities and support the substantial investments we will make in building out our nationwide 5G. o Anticipated corporate rating of mid to high BB, unsecured notes rating of low to high BB and secured debt rating of low BBB. This will allow us approximately $42B secured debt, excluding tower obligations. o We’re planning on rapid deleveraging with proforma net leverage being less than 2x in 3-4 years (Slide 20) o Now this next slide is one of my favorites. It really brings it all together how our synergies will drive incredible free cash flow generation enabling rapid organic deleveraging. o Now let me turn it over to Mike for some thoughts on how we’re going to make this amazing opportunity a reality. 10 PRIVILIGED & CONFIDENTIAL

(Slide 21)

PROVEN OPERATIONAL PLAN FOR SUCCESS
Anchor on T-Mobile Network
Migrate customers
Fast and low risk delivery of synergies
On Day One, 20 million Sprint customers already have compatible handsets migrate CDMA voice to VoLTE
Billing and back office system migrations

(slide 22)

PROVEN TRACK RECORD POINTS TO SUCCESSFUL MODEL
metroPCS
We've done this before with MetroPCS…
Similar playbook for integration – just more markets
Executed major market level integration with comparable subscriber size to key Sprint markets (e.g., New York, LA, etc.)
And we delivered…
…MORE synergies than originally announced…
Synergies of $9-10bn vs. initial projection of $6-7bn
…synergies FASTER than people thought possible…
Hit synergy run-rate 1 year earlier than plan
All while maintaining an AMAZING customer experience
Doubled size of MetroPCS customer base in 4.5 years

11 PRIVILIGED & CONFIDENTIAL

(Slide 21) Mike Sievert o Thanks. We’re confident in our targets and our ability to deliver because we’ve done this before. o We have a proven track record and operational plan. o We?ll use the same playbook that we did with MetroPCS to deliver on our synergy target. o With MetroPCS, remember, we blew our original plan out of the waterbeating synergies by more than 40% and realizing $9-10 billion o The joint network teams have a detailed network integration plan that anchors on the T-Mobile network. o The combined company will have ~85K macro sites and 50K additional small cells. o And we?ll work to rapidly migrate all Sprint customers to this network within 3 years. o It is important to note that on Day One, 20M Sprint customers have handsets that are already compatible with T-Mobile?s network. We did not have this with MetroPCS. o We?ll aggressively migrate CDMA voice to VoLTE via handset upgrades and maintain the 800 MHz spectrum on CDMA until customers are migrated to minimize disruptions. o We?ll then follow by integrating billing systems to minimize disruption to distribution, customer care, and operations. o And we will do all of this while investing in areas like customer care centers, as we mentioned earlier on the call. (slide 22) Mike Sievert o We completely rewrote the playbook on telecom mergers with MetroPCS by delivering more synergies than expected, delivering them faster than expected, and all with a seamless network integration. o When we announced the merger with Metro, the big question was ?how many customers can you hold onto?? o Well we migrated a base of 8.9M customers to T-Mobile?s network, and today, the MetroPCS customer base has more than DOUBLED from the time of the transaction o And let me just note that the NY and LA migrations for Metro PCS are comparable subscriber sizes to key Sprint markets, so we are confident that our experience will guide us to success here. o And as you know, the Sprint team successfully integrated Clearwire to create a dynamic spectrum portfolio that will be critical for 5G. 11 PRIVILIGED & CONFIDENTIAL

o Our leadership teams have delivered over and over and we?re set to do it again. (Slide 23) Marcelo Claure o Thanks Mike. o In closing, let us just address the gigantic elephant in the room ? which is why do we think this deal, when looked at on the facts, merits approval? o The answer is obvious. This is good for consumers and good for the economy. o Anyone paying attention to our industry can plainly see this. o In a converged world, we HAVE to build a new supercharged competitor that will bring lower prices and a better network than this world has ever seen before. o This customer obsessed company will be the leader in delivering a nationwide 5G network in the pivotal early years that will unleash a wave of new innovation for American businesses catapulting us back into a leadership position and ensuring we will be a global economic and innovation leader in the 5G era. o Together we will build a network with historic capabilities that will have the breadth and depth to reach every person across the country ushering in new competition for the underserved rural American markets. John Legere o That?s right, Marcelo. There is no more critical moment than NOW for that change to happen, and we are determined to lead that change in a way that benefits our customers, our employees and our shareholders at the same time. o Most of all, we believe that our consumers, fellow business leaders and elected representatives truly understand how the world is not just changing, but has changed dramatically and they realize the critical need to assert our country?s leadership in the 5G revolution. o We know the weeks and months ahead will involve a lot of questions, and we are eager to answer them. o We have stress-tested the need for this transformative transaction, and all the benefits it can provide, for months and believe deeply in its promise. 12 PRIVILIGED & CONFIDENTIAL

(slide 24) o So let?s start answering those questions right now. o Ok ? first question! 13 PRIVILIGED & CONFIDENTIAL

[Letter sent to Sprint employees]

Dear Partners,

Today is a special day. We announced that we’re merging with T-Mobile. This fulfills a vision that started with our chairman, Masa Son, in 2012, when he hoped to eventually combine Sprint and T-Mobile in order to create a supercharged maverick and truly disruptive force in the American market.

I’m so proud of what we’ve accomplished in our amazing turnaround. We have delivered our best financial performance in Sprint history, and that’s what makes today possible.

I can’t wait until I see you later this week at our Town Hall to tell you about the merger. In the meantime, I have put together a video to share the news.

[INCLUDE MC EMPLOYEE VIDEO SCREEN GRAB W/ PLAY BUTTON:

https://youtu.be/V5Yg4vThHi4]

You can also read more here about how the combined company will drive competition, disrupt the status quo and help ensure America leads the way in this rapidly changing digital era.

I’m sure the news makes you wonder, “Why now?” Though we made several attempts in the past, the timing wasn’t right. But now the time is right because we have an unprecedented opportunity, and we must seize it now. The best partnerships are when both parties need each other in order to be successful in the future.

1. 5G: Our 2.5 MHz spectrum provides enormous depth. And T-Mobile’s 600 MHz spectrum gives us tremendous breadth of coverage. Combining them will allow us to build the best nationwide mobile 5G network and fuel a giant wave of innovation and disruption throughout the entire marketplace. Neither of us can do it on our own as quickly and effectively as we can do it together. AT&T and Verizon can’t do it. Only the new company has the ability to deliver the best 5G network.

2. Consumer benefits: The combined company will deliver more and better products and services than either company could on its own. We’ll have the scale and resources to provide U.S. consumers and businesses with greater competition. This includes immediate improvements to our existing 4G LTE network.

3. Job creation: This merger is a job creator. It will create more jobs than jobs that will be lost. We plan to add as many as 100,000 new U.S. jobs in the coming years, and I’m confident this combination will open up opportunities for many Sprint Partners as part of a stronger, more competitive company that will grow.

The name of the new company will be T-Mobile. However, we will decide after closing which of our strong brands will be used by the new business. John Legere will be CEO of the new company, and Masa and I will serve on the board. The combined company’s headquarters will be in Bellevue, Washington, and Kansas City will be HQ2.

John and I had a fun time this week filming a video about this momentous event in wireless history. We agreed that merging our two companies will allow us to select the best talent from each company to fill the critical roles needed to succeed in our dynamic industry.

[INCLUDE LEGERE & MC VIDEO SCREEN GRAB W/ PLAY BUTTON]

Transactions like this take time. So it’s critical that we maintain business as usual and stay full speed ahead competing with T-Mobile, AT&T, Verizon and others. It’s more important than ever for each of you to stay focused on helping run our business and continue to accelerate the momentum we’re driving together.

I am counting on each of you to have a winning mindset and remain focused on executing our strategic plan, serving our customers and achieving positive results. It is critical that we keep this dynamic at full speed at closing.

Thank you for your countless, ongoing contributions to our Sprint turnaround. I look forward to talking with you and answering your questions at this week’s Town Hall.

Marcelo

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at

212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Employee Talking Points
The following are talking points for use by Sprint employees with customers regarding the merger of Sprint and T-Mobile.

We’re very excited that Sprint and T-Mobile have agreed to merge. This is terrific news for customers.

Together, we’ll create the best nationwide mobile 5G network and fuel a giant wave of innovation and disruption throughout the entire marketplace.

For you. this means we’ll be creating a combined company with the scale and resources to provide a faster. more reliable network at lower prices and with better value.

We’ll also be able to better serve rural communities and compete in areas well beyond the traditional wireless business, such as home broadband, video and the Internet of Things.

This announcement is just the first step in a long process of combining our organizations. which we expect to be completed in the first half of 2019.

But nothing changes for now.

Our main focus is meeting and exceeding the needs of our valued customers today, through the close and beyond.

For more information about the transaction, please visit https://allfor5g.com/. If you have questions about your account, please contact Customer Care.

Thanks for choosing Sprint. We can’t wait for what the future holds.

©2018 Sprint. This information is subject to Sprint policies regarding use and is the property of Sprint and/or its relevant affiliates and may contain restricted, confidential or privileged materials intended for the sole use of the intended recipient. Any review, use. distribution or disclosure is prohibited without authorization.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T- Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

CEO Employee Video Script

•	Hello, everyone. Since day one, I made a commitment to all of you that I would always keep you up to speed on any significant updates to our Sprint journey.

•	Well, today, I have a real big one – and one that I am sure you will be as excited and positive about as I am. And rather than sending you a boring email, I figured I would get all dressed up for you and shoot a video.

•	Today we have signed a definitive agreement to combine Sprint and T-Mobile into one company. This has been in the works on and off since 2013 because it was always meant to be. And today is the day that we have decided to make it all happen.

•	There are many reason why this took so many years. And lots of people have asked me, “Well, why now?”

•	The answer is: We have such a huge opportunity, and we have to act now.

•	5G represents such an unprecedented opportunity in U.S. history, and we are jointly determined to build the world’s most advanced 5G network. And, we can do it much better and much faster if we combine the incredible assets from both of our companies, which would allow us to leapfrog our competitors.

•	The greatest partnerships or mergers of all time have happened when both companies realize that they need each other. When two parties realize that they are a stronger competitive force together than alone.

•	So based on that, a couple of months ago, John and myself started having conversations about what it would be like if we combined our companies. What would our products and services look like?

•	So we started running network models, and the results were amazing – incredible products and services for consumers and businesses at lower prices.

•	The combination of our networks and our spectrum assets would allow us to create the best nationwide 5G network with the breadth and depth needed to fuel a giant wave of innovation and disruption throughout the entire marketplace.

•	With speeds over 100X times faster than we have today – and latency as low as 1 millisecond, with the same or better coverage than AT&T and Verizon.

•	So, when you think about the most valuable companies in the world, like Apple, Google and Facebook, they all share something in common — they make the best products in the world in their categories.

•	Well now, we have a chance to do the same in the telecomm world. When we combine our assets with T-Mobile, I have no doubt that we’re going to build the best 5G network in the world and deliver the best products and services everywhere in America. And I mean everywhere – not only in major cities, but also in rural areas in all corners of the United States.

•	The next step was talking about jobs. And, I am sure that this is your main concern, and it was for me at the beginning. But as we started to plan what the combined companies would look like, we realized that this will be one of those mergers that actually creates more jobs than are lost. Not only hundreds but thousands of new jobs.

•	We have big ambitions. We will be able to compete and win – not only in wireless – but in areas beyond telecom, such as home broadband, video and IoT. We’ll be able to create innovative products and services to better serve consumers and businesses.

•	The next discussion was the location of the new company. Do we have one headquarters or two? And we both came to the conclusion that Seattle and Kansas City have so much to offer. So following the trend of so many companies like Amazon, we decided to maintain two headquarters. And I’m happy to report that Seattle will be the main headquarters and Kansas City will be HQ2.

•	To me, this is the most exciting part – to make sure that Sprint will now be part of a company that will be growing instead of shrinking. It has been too many years of constant layoffs and reductions in force.

•	I am thrilled that with the combined companies, we will have more opportunities for our partners all over the country and also for thousands of new partners who will join this new company.

•	T-Mobile has done a great job – Fortune Magazine recognized them as one of the hundred best companies to work for. And, I have no doubt that trend will continue with the combined company offering tremendous opportunities for so many great Sprint partners.

•	All companies need one leader, and we have agreed that John will be the new CEO of the new company. We also agreed that when we combine, we will select the best talent from each company to fill the critical roles needed to succeed.

•	Masa and myself will be serving on the Board of Directors of the combined company, meaning that I will continue to be involved for many years to come in this amazing Sprint journey.

•	Then we decided to talk about the name. This was a tough discussion, but like every decision we’ve been making it’s about choosing the best option for the new company.

•	The new company name will be T-Mobile. However, we will jointly select which brands we will use when we go to market. We recognize there’s tremendous value in the Sprint, Boost and Virgin brands.

•	Another rationale for merging the companies are the enormous synergies that we could realize on all fronts. One network instead of two. One IT billing system instead of two. And one set of back-office systems. Again, we’re talking about infrastructure, not jobs.

•	So when you put all this together, we have the opportunity to dramatically improve our existing 4G networks and build the world’s most advanced 5G network.

•	We have the opportunity to offer consumers innovative products and services at lower prices in areas well beyond the traditional wireless business.

•	And we will create thousands of new jobs that will fuel growth and support the U.S. economy.

•	I am certain that this is the right decision for the future of Sprint, not only for shareholders but for all of my Sprint partners.

•	I don’t want anyone confused and think that we are selling the company. We are merging to create a larger company, and we are doubling down in the world’s most important market.

•	We’re rolling our entire equity stake in Sprint into the new company because of the enormous opportunity in front of us.

•	Transactions like this take time. We expect to close this merger in the first half of 2019.

•	In the meantime, it’s business as usual at Sprint. We must compete and beat T-Mobile, AT&T and Verizon, and all of our other competitors. Nothing changes, and I am counting on all of you to remain focused on executing our plan, serving our customers and, of course, delivering positive results.

•	The next couple of days are going to be busy. I’m going to spend time talking with the media, with investors, with analysts, and the government to discuss the merits of this merger.

•	And I look forward to seeing you later this week at our Town Hall so I can answer any questions that you might have.

•	I want to leave you with the message that this was a very well-thought out decision. You, the employee partners, were a primary focus in terms of making the decision to combine two of the world’s most disruptive companies. And, we plan to take on our competitors like we never did before.

•	I sincerely want to thank each and every Sprint partner for your hard work, your dedication and your commitment to Sprint. It is because of your incredible efforts that we have been able to reach this historic milestone.

•	Thank you.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

[Information posted on employee intranet]

Headline: Sprint and T-Mobile announce plans to merge

•	Carousel copy: The combined company will drive competition, disrupt the status quo and help ensure America leads the way in this rapidly changing digital era. The combined company will be named T-Mobile and have headquarters in both Bellevue, Wash. and Overland Park, Kan.

Article:

Headline: Sprint and T-Mobile announce plans to merge

Sprint and T-Mobile announced plans to merge.* The combined company will drive competition, disrupt the status quo and help ensure America leads the way in this rapidly changing digital era.

“Today is a special day. We announced that we’re merging with T-Mobile. This fulfills a vision that started with our chairman, Masa Son, in 2012, when he hoped to eventually combine Sprint and T-Mobile in order to create a supercharged maverick and truly disruptive force in the American market.” – Marcelo

The new company will be T-Mobile and have headquarters in both Bellevue, Wash. and Overland Park, Kan. Marcelo and Masa will serve on the board of the new company; John Legere, President and CEO of T-Mobile US, will serve as the CEO.

This merger will enable us to deliver 5G faster, offer better products and services at lower prices, and create jobs and opportunities for Partners.

“I’m sure the news makes you wonder, “Why now?” Though we made several attempts in the past, the timing wasn’t right. But now the time is right because we have an unprecedented opportunity, and we must seize it now. The best partnerships are when both parties need each other in order to be successful in the future.” – Marcelo

Approving this merger is going to take time. We don’t expect to close this merger until the first half of 2019, and it is subject to regulatory approval and other customary conditions.

In the meantime, it’s business as usual.

“I’m so proud of what we’ve accomplished in our amazing turnaround. We have delivered our best financial performance in Sprint history, and that’s what makes today possible.” – Marcelo

Hear more from Marcelo on this exciting news and find other information here. You can also visit the Sprint and T-Mobile Merger i-Connect space.

*	The merger is subject to regulatory approvals and other closing conditions.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Messaging and FAQ for Retail/Care Reps

PLEASE READ FIRST: GUIDELINES FOR USING THIS DOCUMENT

•   Enclosed are messages and Q&A to guide your conversations with customers related to the merger with T-Mobile.

•   The document is intended for your use only and should not be distributed.

•   The goal of your conversations is to provide clear and consistent messages to customers, emphasize the benefits this transaction will bring, and reiterate Sprint’s focus on meeting and exceeding the needs of our valued customers today, through the close and beyond.

•   It is critical that we speak with one voice. Please do not speculate, make assumptions, address rumors, or discuss any details not provided in this document.

•   If you are asked a question that is not covered in this document, please do not speculate or make up an answer. Instead, take note of the question and respond with the following:

“I’m not sure how to answer your question and I don’t want to provide any information that may not be accurate. I’ll pass your question along and get back to you if I have any additional information to share.”

•   Refer any media inquiries to Dave Tovar.

Messages for Use with Customers

•	We’re very excited that Sprint and T-Mobile have agreed to merge. This is terrific news for customers.

•	For you, this means we’ll be creating a combined company with the scale and resources to provide a faster more reliable 5G network, lower prices, and better value.

•	This will enable the next generation of U.S. mobile Internet innovation, lighting up nationwide mobile 5G faster than either company could separately.

•	The merger also will result in an immediate improvement to the quality of Sprint’s existing 4G/LTE network.

•	We just announced the first step in the process of combining our organizations.

•	We expect the transaction to close in the first half of 2019.

•	Until then, Sprint and T-Mobile are two separate companies.

•	Post-close, the combined company will be named T-Mobile.

•	But no changes for now.

•	Our main focus is meeting and exceeding the needs of our valued customers today, through the close and beyond.

•	Please feel free to reach out to Sprint Customer Care if you have questions.

•	Thanks for choosing Sprint. We can’t wait for what the future holds.

2

Top Retail / Care Rep FAQ

1.	What does this mean for me?

We are very excited about the combination and believe our customers will benefit from greater competition and a faster more reliable network at lower prices and with better value.

2.	How will this transaction benefit customers?

The new company will have lower costs, greater economies of scale, capacity to handle more customers and a customer-first, competitive culture that should lead to changes that make wireless – and adjacent industries like cable and broadband – more affordable for everyone.

3.	Will service quality or coverage and capacity be negatively impacted by this deal?

Not at all. This combination is about driving benefits for customers – we expect you will benefit from and a faster more reliable network at lower prices and with better value.

4.	Should I expect any changes as it relates to my contract, rate plan, services, etc.?

Until the deal closes, which is expected in the first half of 2019, we’ll remain two separate companies. After the close, we’ll inform customers of any changes, and expect to deliver a faster more reliable network, at lower prices, and with better value.

5.	Can I upgrade and/or pay my bill at a T-Mobile store?

Not yet. Until the transaction closes, we will continue to operate as independent companies.

6.	I don’t want to go to T-Mobile. Can I void my contract?

We will continue to operate as separate companies until the transaction closes, which is expected in first half of 2019. You will not be transferred or switched over to the T-Mobile brand or network. Upon closing, we’ll inform customers of any changes and next steps.

7.	Should I drop my Sprint contract and sign-up with T-Mobile?

No. It’s a great time to be with Sprint. You will continue to receive the same superior service you’ve come to expect from us – our commitment to customers will not change, and our entire team remains dedicated to executing against our plan to deliver you the best services in the industry.

8.	Why is T-Mobile a good fit for Sprint?

We have long admired and respected T-Mobile, and believe this combination will deliver 5G faster, offer better products and services at lower prices, and create jobs.

9.	Who should I contact if I have additional questions?

Please reach out to Sprint Customer Care with any questions.

3

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

4

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this

5

communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

6

[Email to Sprint network employees]

Subject:                     Exciting Sprint Update

Network Team,

As you can read from Marcelo’s message below, a major theme in our merger story with T-Mobile revolves around leveraging our vast spectrum asset to build the most capable 5G Network in America. Indeed, this merger is all about building an incredible 5G network. By combining our assets, Sprint’s 2.5 GHz spectrum with T-Mobile’s nationwide 600 MHz spectrum, as well as their 28 GHz and 35 GHz spectrum, we can deploy the highest capacity network in U.S. history. With these and other combined assets we expect to offer a network with 30X more capacity and 15X faster speed on average by 2024.

I know that this news may create some uncertainty, but we’re counting on all of you to remain focused on executing to our funded network plan. The best thing you can do is to continue to focus on building the Sprint network because we are also building for the future of an amazing combined company. We have a board approved build plan for 2018 with a budget that is more than 2X that of 2017, and we will continue to execute to this plan!

As we densify our network, we can also benefit from a roaming agreement with T-Mobile that was negotiated as part of this merger. It is a 4 year agreement that will even survive a termination of this transaction. This means that we can connect our customers to T-Mobile’s network whenever there is a gap in our LTE coverage and provide unprecedented service for our customers.

Once the merger is approved, we will be combining the two networks into one. We will anchor on T-Mobile for breadth of coverage and VoLTE. And there will be thousands of Sprint sites that will be part of the combined network. The knowledge and skills of our joint network teams will be critical to our future. And the scale of the new network will be much greater than any of us could have imagined or delivered on our own.

All of this would not be possible without your dedication and many contributions. Your work has earned us the right to be a significant partner in this merger. We’ve accomplished great things together, and I’m excited for the new opportunities that will be available as part of a stronger, more competitive organization. This is a winning team and I look forward to this next big step in our journey.

Stay tuned for an all-hands call this Wednesday and we can discuss this further.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-

Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

[email to policymakers/third parties]

GOVERNMENT AFFAIRS EMAIL TO POLICYMAKERS/THIRD PARTIES

TO: [Policymaker/third party]

From: [Relationship Holder]

Subject: T-Mobile-Sprint News

Hello!

I am writing with exciting news – T-Mobile and Sprint have announced plans to merge. I will be in touch soon to discuss the details with you.

In the meantime, please see the note below from Kathleen O’Brien Ham, Senior Vice President, Government Affairs at T-Mobile, and Vonya McCann, Senior Vice President, Government Affairs at Sprint.

Please let me know if you have any questions.

[Sender name]

We are extremely excited to share the news that T-Mobile and Sprint have agreed to merge. This combination will be a huge win for American consumers, accelerating 5G innovation and increasing competition across the country, including in rural America.

Our teams will be reaching out soon to discuss the news with you personally, but we wanted to share a few highlights.

The combined company – which will be called T-Mobile – will strive to deliver the country’s first and best NATIONWIDE 5G network, with both the breadth and depth needed to drive innovation and keep America competitive on a global level. The New T-Mobile will be positioned to deploy this network in the critical first few years of the 5G innovation cycle, driving a giant wave of U.S. innovation and disruption that will benefit customers with lower prices, better service and increased competition.

With greater network scale and resources, the combined company will supercharge T-Mobile’s disruptive, pro-consumer Un-carrier strategy. The New T-Mobile will deliver an incredible set of innovative service offerings to consumers and businesses, at lower prices. It will increase competition in the rapidly converging content and communications marketplace, including traditional wireless, broadband, entertainment and beyond. For many rural Americans, the New T-Mobile will provide real wireless choices and mobile broadband competition for the first time.

Finally, the combination will create thousands of American jobs at the New T-Mobile and stimulate U.S. economic growth by driving unprecedented investments across the country and compelling competitors to invest more in mobile broadband.

More information is available in our press release and on a dedicated website, which will be updated regularly.

Thank you for your interest in T-Mobile and Sprint. We look forward to our continued engagement with you.

Sincerely,

Kathleen O’Brien Ham	Vonya McCann
Senior Vice President,	Senior Vice President,
Government Affairs	Government Affairs
T-Mobile	Sprint

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.